1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 22, 2016	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 INTERIM REPORT

CONTENTS

Corporate Information	2
Market Review	6
Business Review	8
Outlook and Prospects	10
Interim Results	12
Interim Dividend	12
Management's Discussion and Analysis of Financial Conditions and Results of Operations	13
Discussion of Segment Operations	16
Investment of the Company	22
Directors, Supervisors and Senior Management	25
Employees, Pension Plans and Welfare Fund	26
Particulars of Share Capital Structure, Changes and Shareholders	27
Substantial Shareholders with Shareholding of 5% or more	28
Changes in Share	29
Approval of Changes in Share	29
Total Number of Shareholders at the End of the Reporting Period	29
Shareholdings of Top Ten Shareholders	30
Interests in Shares Held by Directors, Chief Executive and Supervisors	31
Repurchase, Sale and Redemption of the Company's Shares	31
Charge and Pledges on Group Assets	31
External Guarantees Provided by the Company	32
Corporate Governance	35
Code of Conduct for Securities Transactions by the Directors, Supervisors and Relevant Employees	35
Audit Committee	36
Significant Events	38
Independent Review Report	44
Unaudited Interim Condensed Consolidated Financial Statements	46

1

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese registered name	:
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Principal place of business in Hong Kong	:	6/F, Nexxus Building, 41 Connaught Road, Central, Hong Kong
	Internet website of the Company	:	http://www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn

2

3.	Legal representative	:	Yu Dehui
	Company (Board) secretary	:	Zhang Zhankui
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Representative for the Company's securities related affairs	:	Yang Ruijun
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Department for corporate information and inquiry	:	Office to the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322/8229 8560

3

4.	Share registrar and transfer office
	A shares	:	China Securities Depository and Clearing Company Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC

	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
10286 USA

5.	Places of listing	:	Shanghai Stock Exchange
The Stock Exchange of Hong Kong Limited
New York Stock Exchange
	Stock name	:	CHALCO
	Stock code	:	601600 (PRC)
2600 (HK)
ACH (US)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Registration number of license of enterprise legal person	:	911100007109288314

4

8.	Independent auditors	:	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue, Central,
Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower, Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal Code: 100738)

9.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	:	Office to the Board of the Company

5

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together, the "Group") for the six months ended June 30, 2016. On behalf of the Board and all of its employees, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

MARKET REVIEW

PRIMARY ALUMINUM MARKET

In the first half of 2016, the international and domestic price of primary aluminum steadily went upwards, picking up a little from the fourth quarter of 2015, but overall, it has been retreating as compared with the same period last year.

In terms of international market, aluminum supply and demand was relatively stable where aluminum price was largely subject to change in macroeconomic situation. At the beginning of 2016, as affected by another round of interest rate rise by the US Federal Reserve and the steep drops both in China's stock market and international crude oil prices, aluminum price trended down in the sluggish market. Afterwards, driven by the growth of primary aluminum price in China, international aluminum price witnessed continuous hikes to break through the USD1,600 per tonne level in early March, which then posted a dip amid price correction of commodities before regained growth momentum with strong upside supports after a period of rectification. In the first half of 2016, the average prices of spot aluminum and three-month aluminum futures at LME amounted to USD1,543 per tonne and USD1,548 per tonne, respectively, representing a decrease of 13.5% and 14%, respectively, as compared with the same period last year.

In terms of domestic market, in the first half of 2016, price of domestic aluminum saw growth, with increase and continuity all exceeding market expectation. Following the flexible production implemented by primary aluminum enterprises in response to price plunge of electrolytic aluminum at the end of 2015, China's primary aluminum output increased at a slow pace in the first half of 2016, with growth rate hitting the lowest level for the recent decade. Meanwhile, the loose credit environment and recovery of the real estate industry thanks to government efforts to strengthen its policy on "stabilizing growth", coupled with the coming peak season, contributed to the rise in consumption of primary aluminum. Supply and demand of aluminum products remained positive, leading to constant price surge. Three-month aluminum futures at SHFE peaked at RMB13,035 per tonne in April after it broke through the integer point of RMB11,000 per tonne level in March. In the first half of 2016, the average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB11,511 per tonne and RMB11,481 per tonne, respectively, representing a decrease of 11.8% and 12.5%, respectively, as compared with the same period last year.

6

According to the statistics, the global output and consumption of primary aluminum for the first half of 2016 were approximately 28.74 million tonnes and approximately 28.84 million tonnes, respectively. The domestic output and consumption of primary aluminum were approximately 15.34 million tonnes and approximately 15.70 million tonnes, respectively. As of the end of June 2016, the capacity utilization rate of primary aluminum in the world (inclusive of the PRC) was 78%, while that of the PRC was 76%.

ALUMINA MARKET

In the first half of 2016, the domestic and international price of alumina displayed a zigzag performance from a rebound at the beginning of the year to rapid growth and then slight slowdown. However, the average price was significantly lower than that of the same period last year.

In terms of international market, the international alumina price trend generally followed that in the domestic market. In the first half of 2016, the average import price of international alumina was USD237 per tonne, representing a decrease of 30% from the same period last year.

In terms of domestic market, dragged by the plummeting price of electrolytic aluminum at the end of 2015, alumina price decreased to the lowest level in the past few years. Besides, as a result of the relatively low alumina inventory maintained by primary aluminum enterprises caused by the funding pressure and the expectation of low market price, alumina enterprises reduced the production. Since early 2016, the price of alumina stabilized following a dip. Especially after the Spring Festival, it staged a significant price increase benefited from the price rise of primary aluminum and increased demand from primary aluminum enterprises till May, and due to production recovery of alumina enterprises, price of alumina declined thereafter. In the first half of 2016, the average domestic alumina price was RMB1,847 per tonne, representing a decrease of 28.32% from the same period last year, with the lowest at RMB1,540 per tonne in early January and the highest at RMB2,080 per tonne in mid-May.

According to the statistics, the global output and consumption of alumina for the first half of 2016 were approximately 55.67 million tonnes and approximately 57.50 million tonnes, respectively. The domestic output and consumption of alumina were approximately 28.26 million tonnes and approximately 30.60 million tonnes, respectively. Net imported alumina in the PRC amounted to approximately 1.63 million tonnes. As of the end of June 2016, the alumina capacity utilization rate in the world (inclusive of the PRC) was approximately 75%, while that of the PRC was approximately 79%.

7

BUSINESS REVIEW

In the first half of 2016, the Company centered on economic benefits, focused on "quality and efficiency improvement, reform and innovation, transformation and upgrading", scientifically applied various methods to become "larger, efficient, stronger and dynamic", and substantially reduced its product costs. Meanwhile, the Company implemented precise management in a comprehensive way and continuously deepened reform and restructuring, thus effectively addressed the severe challenges in the market and achieved evident improvement of operating conditions.

The Company comprehensively boosted the special action for improvement of quality and efficiency, in which the top priority was given to operating goals. "To reason out the costs based on the market conditions and promote reform with costs", the all-around special action for improvement of quality and efficiency was carried out throughout the process, involving all staff and covering all subsidiaries, departments, specific business segments and production procedures of the Company. The action perfected every technological process and optimised every production indicator in details. In addition, with a global view at the macro level, the Company implemented every cost reduction and benefit enhancement projects based on the strategic vision, scientific planning, advanced idea and precise management. Accordingly, the Company's core competitiveness was enhanced.

In terms of production management, the Company made innovations in management and control method for production and operation. The management at headquarters convened the "morning scheduling meeting" ("") every day. Through analysis of abundant data and information on the production site, identifying and solving problems immediately, the executive ability and work efficiency were improved, thus guaranteeing the balance, continuity and stability of production and contributing to the significant enhancement of meticulous production management; in terms of cost reduction and optimisation, the Company significantly reduced the full cost of products through several special actions including reducing cost of electric power, by way of technological improvement and reducing cost from mine and carbon. Meanwhile, the main product indicators have been fully optimised. 15 out of the 16 key indicators of alumina and all the 4 key indicators of primary aluminum were consolidated and optimised. The full cost of the products of certain subsidiaries of the Company has been in leading position in the industry.

8

In terms of investment management, the Company laid the emphasis on strategic layout and exerted great efforts for the construction of key transformation and upgrading projects. It proactively determined the boundary conditions of key projects and a batch of key projects including the light alloy base in Lvliang, Shanxi, Huayun Phase II project in Inner Mongolia and Huayu calcined coke project in Shandong made smooth progress; and it implemented stricter and tighter arrangement of capital expenditure and efficiently utilised limited funds to complete investment plans. A batch of projects including Shanxi Huaxing Alumina Phase II and Guizhou Maochang mine project have been completed and put into production in advance or as scheduled.

In terms of marketing and procurement, the Company carefully analysed the market changes to proactively seize market opportunities. Appropriate procurement strategies were taken according to different market trends, so as to give full play to the advantages of united negotiation and separate signing as well as centralized procurement. The Company effectively reduced its procurement costs of bulk raw materials by adopting delayed price enquiry and comparison, quantity for price and other strategies; a marketing, trade and logistics linkage mechanism was established to speed up the integration of the Company's internal logistics assets and business, improve the upstream, midstream and downstream logistics efficiency of the entire industry chain, and proactively promote the strategic cooperation with railway bureaus, port offices and large transport enterprises, striving to develop new profit growth points.

In terms of capital operation, the Company made innovations in the capital operation mode with a view to enlarge its profit space and disposed certain assets of Chalco Shandong Co., Ltd.,* (), Henan Branch and Shanxi Branch to the subsidiaries of Aluminum Corporation of China. Assets operation efficiency was enhanced by virtue of the synergistic effects between enterprises; cooperation between the environmental protection assets of 5 enterprises including Lanzhou Branch and Baotou Aluminum Co., Ltd.* () and social capital revitalised the Company's stock assets and developed new profit growth points; the Company established an idle equipment database, from which the equipment required for new projects will be preferentially selected. While revitalizing idle assets, the expenditure arising from repeated purchase of equipment was reduced efficiently.

In terms of financial management, the Company devoted more efforts to solve the problem in relation to capital misappropriation, carry out loss-control special project for loss-generating enterprises and achieved favorable results in the special action for "compressing stock and reducing quota" (""). Moreover, the Company strengthened capital management and proactively expanded its financing channels to ensure safe and stable cash flow. It innovated in financing methods and adjusted the interest-bearing debt structure, which substantially reduced financing cost and saved financial expenses.

9

In terms of reform on human resource, the Company innovated the performance assessment and distribution system to regard cost as the primary assessment indicator and linked it with the position and remuneration of the management and total remuneration of enterprise. The Company's market competition consciousness, cost control consciousness and responsibility assumption consciousness were enhanced significantly; the position allocation was further optimised to promote job reassignment for employees and reduce redundant personnel on production lines, and an online and offline competition mechanism was established; the Company also deepened the distribution incentive reform and insisted on giving preference to the enterprises with profitability in respect of total remuneration and to key personnel in respect of salary increment, so as to effectively stimulate motivation of employees.

OUTLOOK AND PROSPECTS

At present, due to the complex and severe world economic situation, especially the uncertainties in the global economy increased by Brexit, macro economy is still under heavy downward pressure. In terms of product market, with the continuous rebound of aluminum price, the domestic resumption of production of alumina and primary aluminum, and new capacity's continuous entry into the market, oversupply pressure may mount again in the second half of the year, thus suppressing the product price. Therefore the market situation is still not optimistic. Facing the complex and volatile economic and market environment, the Company will keep centering on economic benefits and further advance the special action for quality and efficiency enhancement to improve the Company's competitiveness in the product market. In the second half of 2016, the Company will focus on the following tasks:

The Company will intensify precise management and deeply tap potentials to comprehensively improve quality and benefits. In an effort to strengthen special governance over loss-generating enterprises, the Company will revitalise their assets of low and no efficiency by category; specific analysis will be made on the actual conditions of enterprises in difficulties. The Company will insist on one policy for one enterprise to propel enterprises in difficulties to turn losses and extricate from the difficult position as soon as possible and block the "loss-generating points". Cost reduction will be continuously deepened throughout all processes and for all elements to comprehensively improve the cost control capacity. The Company will strengthen production and operation management and adhere to learning from advanced enterprises, and continually optimise process and technical indicators, striving to further reduce the costs of main products.

10

The application and promotion of scientific and technological achievements will be accelerated to give play to the driving force of scientific and technological innovation. In order to provide more power for cost reduction, the Company will exert its overall scientific and technical advantages in terms of talents, technology and research and development and speed up industrialized application and promotion of existing scientific and technological achievements to achieve organic combination of scientific and technological achievements with the special action for quality and efficiency improvement of the Company; further investment will be made in science and technology to accelerate the integration of internal scientific and technological innovation resources, and science and technology will be applied in production management, market analysis, environmental protection and energy saving, and other sectors, making scientific and technological innovation the real first driving force for the Company's transformation and upgrading.

Transformation and upgrading will be speeded up for the purpose of tapping benefits of key investment projects. In the second half year, the Company will quicken the construction of a number of key projects including the Zhongzhou Duancun Leigou project (), Yinxing Power Plant project of Ningxia Energy () and Huayun Phase II project in Inner Mongolia () to enable these projects to revitalise stocks by leverage of increment, increase increment with stocks and give scope to the synergistic effects of increment and stocks, creating more benefits for the Company. Meanwhile, the Company will take advantage of the national "one belt and one road" strategy to proactively acquire overseas bauxite resources and prepare well for the resource storage and project implementation of the Company.

The Company will reinforce risk management in an all-round way to guarantee safe and stable production and operation. The management of security and environmental protection will be intensified to practically enhance all employees' safety consciousness. Safety responsibility in production will be divided and assigned to each level and employee. Besides, the Company will carry out troubleshooting and remediation activities in production safety to eliminate potential safety hazards in a comprehensive manner; the transformation plans and funds will be arranged in a scientific and reasonable way in accordance with the national requirements on ultra-low emission and transformation of environmental protection and energy conservation, aiming at ensuring completion of upgrading and reconstruction as scheduled. While throughly implementing standardized management, the Company will also improve its capacities in respect of prevention and control of operational risks, and establish and improve various business management systems and standardized processes to strengthen the management and control over high risk business fields. Furthermore, irregular spot check and test will be carried out for the critical control points of important business processes

11

to realise more scientific and standardized business operations while more efforts will be put into legal review, legal support and legal risk prevention and control, providing guarantee for the sustained and sound development of the Company.

INTERIM RESULTS

The revenue of the Group was RMB49,705 million for the six months ended June 30, 2016, representing a decrease of 24.85% compared with the corresponding period of the preceding year. The net profit attributable to the owners of the Company amounted to RMB57 million. Earnings per share attributable to the ordinary equity holders of the Company was RMB0.0002.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended June 30, 2016.

12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read together with the financial information of the Group and its notes included in this interim report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum alloy products; operating of coal and electricity businesses as well as trading and logistics of non-ferrous metal products.

Alumina segment consists of mining and purchasing bauxite products and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum enterprises and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to external customers outside the Group. This segment also includes the production and sales of carbon products, alloy products, and other primary aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum and other non-ferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to the internal manufacture plants and external customers.

Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of, inter alia, coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is supplied to our own operations or sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research, development, and other activities of the Group.

13

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the Company for the first half of 2016 was RMB57 million, representing an increase of RMB55 million in gains from RMB2 million of profit for the corresponding period of the preceding year. The profit increase of the Company was mainly attributable to the increase in the gross profit margin from the Group's principal products resulting from the substantial decrease of production cost of principal products in current period as compared with the corresponding period of the preceding year, strict expenditure control as well as gains from assets disposal.

REVENUE

The Group's revenue for the first half of 2016 was RMB49,705 million, representing a decrease of RMB16,436 million or 24.85% from RMB66,141 million of the corresponding period of the preceding year. This was mainly attributable to the fact that the Company shut down certain production lines with outdated capacity on a voluntary basis for technical improvement to optimize its industry structure as well as the decrease in the prices of principal products as compared with the corresponding period of the preceding year.

OPERATING COST

Operating cost of the Group was RMB45,745 million for the first half of 2016, representing a decrease of RMB17,066 million or 27.17% from RMB62,811 million of the corresponding period of the preceding year. This was mainly attributable to strict control of costs and expenses in various aspects of the Group, resulting in a decrease in production cost of the principal products to some extent as compared with the corresponding period of the preceding year, as well as shutting down certain production lines with outdated capacity on a voluntary basis for technical improvement.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses for the first half of 2016 were RMB946 million, representing an increase of RMB56 million or 6.37% from RMB890 million of the corresponding period of the preceding year.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the first half of 2016 of the Group were RMB1,218 million, representing a decrease of RMB7 million or 0.57% from RMB1,225 million of the corresponding period of the preceding year.

14

OTHER GAINS, NET

The Group's other net gains for the first half of 2016 were RMB433 million, representing a decrease of RMB472 million or 52.15% from RMB905 million as compared with the corresponding period of the preceding year. This was mainly attributable to gains from the disposal of partial shares of Jiaozuo Wanfang in the corresponding period of the preceding year.

Affected by the abovementioned major factors, the operating profit of the Group for the first half of 2016 amounted to RMB2,583 million, representing a decrease of RMB120 million from the operating profit of RMB2,703 million of the corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs for the first half of 2016 were RMB2,080 million, representing a decrease of RMB664 million or 24.20% from RMB2,744 million of the corresponding period of the preceding year, which was mainly due to the decrease in interest rates of the Group as well as reduction of interest-bearing liabilities.

SHARE OF PROFITS AND LOSSES OF JOINT VENTURES AND ASSOCIATES

The share of profits and losses of joint ventures and associates of the Group in the first half of 2016 amounted to a loss of RMB5 million, representing a decrease in profit of RMB189 million or 102.72% from profit of RMB184 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in profit from joint ventures and associates.

INCOME TAX EXPENSE

The Group's income tax expense for the first half of 2016 was RMB152 million, representing an increase of RMB188 million from the income tax credit of RMB36 million for the corresponding period of the preceding year. This was mainly attributable to the increase in the income tax expense as a result of the growth in the profit from the primary aluminum segment of the Group.

15

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2016 was RMB12,588 million, representing a decrease of RMB4,351 million or 25.69% from RMB16,939 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in selling price and sales volume of the alumina products of the Group.

The revenue from internal sales of the alumina segment for the first half of 2016 was RMB8,511 million, representing a decrease of RMB4,916 million or 36.61% from RMB13,427 million of the corresponding period of the preceding year.

The revenue from external sales of the alumina segment for the first half of 2016 was RMB4,077 million, representing an increase of RMB565 million or 16.09% from RMB3,512 million of the corresponding period of the preceding year.

Segment Results

The Group's loss in the alumina segment for the first half of 2016 was RMB215 million, representing a decrease in profit of RMB1,551 million or 116.09% from the profit of RMB1,336 million of the corresponding period of the preceding year. This was mainly attributable to the fact that decrease in the selling price of alumina products of the Group was larger than the decrease in the product cost.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2016 was RMB15,535 million, representing a decrease of RMB4,647 million or 23.03% from RMB20,182 million of the corresponding period of the preceding year, which was mainly due to the decrease in selling price and output of the primary aluminum products of the Group.

16

The revenue from internal sales of the primary aluminum segment for the first half of 2016 was RMB2,252 million, representing a decrease of RMB3,540 million or 61.12% from RMB5,792 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the sales volume of molten aluminum and aluminum alloy from the external sales of the primary aluminum enterprises.

The revenue from external sales of the primary aluminum segment for the first half of 2016 was RMB13,283 million, representing a decrease of RMB1,107 million or 7.69% from RMB14,390 million of the corresponding period of the preceding year.

Segment Results

The Group's profit in the primary aluminum segment for the first half of 2016 was RMB1,136 million, representing an increase in profit of RMB2,277 million or 199.56% from the loss of RMB1,141 million of the corresponding period of the preceding year. This was mainly attributable to the fact that the decrease in product cost of the Group was larger that the decrease in selling price.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2016 was RMB35,979 million, representing a decrease of RMB14,765 million or 29.10% from RMB50,744 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in trade volume and sales volume of primary aluminium sold via this segment.

The revenue from internal sales of the trading segment was RMB5,776 million for the first half of 2016, representing an increase of RMB921 million or 18.97% from RMB4,855 million of the corresponding period of the preceding year.

The revenue from external sales of the trading segment was RMB30,203 million for the first half of 2016, representing a decrease of RMB15,686 million or 34.18% from RMB45,889 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products was RMB8,740 million, whereas the revenue from the external sales of products from external suppliers was RMB21,463 million.

17

Segment Results

The profit in the trading segment of the Group was RMB325 million for the first half of 2016, representing an increase of RMB294 million or 948.39% from the profit of RMB31 million of the corresponding period of the preceding year. This was mainly attributable to large volume of gains from massive sales of alumina and primary aluminum in stock as a result of the Group's timely adjustment of marketing strategies and appropriate capture of market chance after accurate analysis and judgment of the market situation.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2016 was RMB2,005 million, representing a decrease of RMB252 million or 11.17% from RMB2,257 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in the price of coal products.

Segment Results

The profit in the energy segment of the Group was RMB112 million for the first half of 2016, representing a decrease of RMB120 million or 51.72% from the profit of RMB232 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in price of coal products.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2016 was RMB198 million, which increased by RMB36 million, or 22.22% from the RMB162 million of the corresponding period of the preceding year.

18

Segment Results

The Group's loss in the corporate and other operating segments for the first half of 2016 was RMB794 million, representing an increase in loss of RMB523 million or 192.99% from the loss of RMB271 million of the corresponding period of the preceding year, which was mainly attributable to large income from the disposal of associates in the corresponding period of the preceding year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2016, the Group's current assets amounted to RMB64,425 million, representing an increase of RMB256 million from RMB64,169 million as of the beginning of the year.

As of June 30, 2016, the Group's cash and cash equivalents amounted to RMB18,724 million, representing a decrease of RMB2,029 million from RMB20,753 million as of the beginning of the year.

As of June 30, 2016, the Group's net balance of inventories amounted to RMB19,241 million, representing a decrease of RMB936 million from RMB20,177 million as of the beginning of the year.

As of June 30, 2016, the Group's current liabilities amounted to RMB84,250 million, representing an increase of RMB3,311 million from RMB80,939 million as of the beginning of the year, which was primarily due to the fact that certain long-term bonds of the Group were reclassified into current portion of non-current liabilities due within one year.

As of June 30, 2016, the current ratio of the Group was 0.76, representing a decrease of 0.03 from 0.79 as of the end of 2015, and the quick ratio was 0.48, representing a decrease of 0.02 from 0.50 as of the end of 2015.

Non-current Liabilities

As of June 30, 2016, the Group's non-current liabilities amounted to RMB50,469 million, representing a decrease of RMB7,565 million from RMB58,034 million as of the beginning of the year, primarily due to the fact that certain long-term bonds of the Group were reclassified into current portion of non-current liabilities due within one year.

19

Debt to Asset Ratio

As of June 30, 2016, the debt to asset ratio of the Group was 72.62%, representing a decrease of 0.68 percentage points from73.30% as at the end of 2015.

MEASUREMENT OF FAIR VALUE

The Group established the procedures for recognition, measurement and disclosure of fair value in strict compliance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that the short-term investments, financial assets and liabilities at fair value through profit or loss (including derivatives) and listed long-term investments in available-for-sale financial assets are measured at fair value, other assets and liabilities are measured at historical cost or amortised cost.

As of June 30, 2016, the amount of commodity futures contracts of the Group recognized as financial assets at fair value through profit or loss decreased by RMB667,000 as compared with the end of 2015, which was recorded as fair value losses. The Group's financial liabilities at fair value through profit or loss increased by RMB22,881,000 as compared with the end of 2015, which was recorded as fair value loss.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2016, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and primary aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, after comprehensively considering the cooperative scheme on production and sale along the chain of the photovoltaic industry, the Group unanimously calculated with the market price for the most recent period.

20

The provisions for inventory impairment for inventories held as of June 30, 2016 amounted to RMB804 million, representing a decrease of RMB1,566 million as compared with the provisions for impairment of RMB2,370 million as at the end of 2015, among which the provisions for the period amounted to RMB13 million and the written-off and reversal for the period amounted to RMB1,579 million.

The Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the six months ended June 30, 2016, the Group's accumulated project investment expenditures (excluding equity interest investments) amounted to RMB2,637 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of June 30, 2016, the Group's capital commitment in respect of the investment in non-current assets which has been contracted but not provided amounted to RMB7,946 million.

As of June 30, 2016, the Group's investment commitment to joint ventures and associates amounted to RMB1,697 million in total, of which the commitment to Guangxi Huazheng Aluminum Co., Ltd. () amounted to RMB752 million; the commitment to Chinalco Minerals Resources Co., Ltd. () amounted to RMB370 million; the commitment to Huaneng Ningxia Energy Co., Ltd. () amounted to RMB320 million; the commitment to Ningxia Yinxing Power Co., Ltd. () amounted to RMB205 million; the commitment to Chalco Taiyue New Materials Co., Ltd. () amounted to RMB28 million; and the commitment to Guangxi Huazhong Cement Co., Ltd. () amounted to RMB22 million.

CASH AND CASH EQUIVALENTS

As of June 30, 2016, the Group's cash and cash equivalents amounted to RMB18,724 million, including foreign currency in cash and deposits of RMB1,414,370,000, RMB6,270,000, RMB2,340,000 and RMB550,000 denominated in US dollars, Hong Kong dollars, Australian dollars and Indonesian Rupiah, respectively.

21

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2016, the Group's net cash inflows generated from operating activities amounted to RMB3,896 million, representing an increase of RMB1,051 million from the net inflows of RMB2,845 million for the corresponding period of the preceding year, which was mainly attributable to the improvement in profitability resulting from the increase in the gross margin of the principal products of the Group, as well as the increase in cash liquidity resulting from stocks reduction.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2016, the Group's net cash outflows used in the investing activities amounted to RMB1,632 million, representing an inflow decrease of RMB1,645 million from the net cash inflows of RMB13 million for the corresponding period of the preceding year, which was mainly attributable to the cash inflow from the disposal of partial shares of Jiaozuo Wanfang at the same period of the preceding year.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2016, the Group's net cash outflows used in financing activities amounted to RMB4,324 million, representing an outflow increase of RMB3,340 million from the net outflows of RMB984 million for the corresponding period of the preceding year, which was mainly attributable to the cash inflow from the issuance of new shares in 2015 by the Group.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

According to the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684), the non-public issuance of no more than 1,450,000,000 new shares by the Company was approved. In June 2015, the Company completed the additional issuance of 1,379,310,344 RMB-denominated ordinary shares (A shares) with total proceeds of RMB7,999,999,995.20 and net proceeds of RMB7,897,472,064.17 after deduction of all issuance expenses amounting to RMB102,527,931.03.

22

The proceeds raised from the issuance after deduction of issuance expenses were scheduled to be used in the Chalco Xing County alumina project () and the Chalco Zhongzhou Branch Bayer Ore-dressing Process expansion construction project () and the replenishment of the working capital. As at the end of the reporting period, the proceeds raised from the non-public issuance were used as follows: the proceeds scheduled to be allocated to the Chalco Xing County alumina project amounted to RMB4,700,000,000 (the actual amount allocated being RMB4,609,930,000), while those scheduled to be allocated to the Chalco Zhongzhou Branch Bayer Ore-dressing Process expansion construction project amounted to RMB1,300,000,000 (the actual amount allocated being RMB1,300,000,000). The proceeds expected to be allocated to the replenishment of working capital amounted to RMB2,000,000,000 (the actual amount allocated being RMB1,987,540,000, including RMB100 million allocated during the reporting period). The differences between the scheduled allocated amounts and the actual allocated amounts for Chalco Xing County alumina project and the replenishment of working capital respectively have been used to pay for the underwriting fee.

In order to facilitate the investment projects funded by the raised proceeds in an effective manner, the Company had made initial investments to the investment projects funded by the proceeds raised from the non-public issuance of shares before the proceeds were in place. As of May 31, 2015, the Company had made an actual investment of RMB7,214,230,000 in advance to the investment projects funded by the raised proceeds by utilizing its self-raised funds. Ernst & Young Hua Ming had verified the investment made in advance into the above investment projects funded by the raised proceeds and issued the Verification Report in Relation to Investments Made to the Investment Projects Funded by the Raised Proceeds in Advance by Using Self-raised Funds by Aluminum Corporation of China Limited (Ernst & Young Hua Ming (2015) Zhuan Zi No. 60968352_A60) on June 16, 2015. On June 25, 2015, the proposal in relation to the utilization of RMB5,909,930,000 of proceeds raised from the non-public issuance to replace the self-raised funds invested in the investment projects funded by the raised proceeds in advance was considered and approved at the 19th meeting of the fifth session of the Board, among which, RMB4,609,930,000 of self-raised funds invested in Chalco Xing County alumina project in advance and RMB1,300,000,000 of self-raised funds invested in Chalco Zhongzhou Branch Bayer Ore-dressing Process expansion construction project in advance will be replaced by the raised proceeds.

23

The Chalco Xing County alumina project, being the investment project funded by proceeds raised from the non-public issuance of the shares, is operated and constructed by Shanxi Huaxing Alumina Co., Ltd. (). The resolution in relation to the Proposed External Transfer of Equity Interest Held by the Company in Shanxi Huaxing Alumina Co., Ltd. ()was considered and approved at the meetings of the Board and the Supervisory Committee on November 25, 2015, respectively. The Resolution in relation to the Clarification on the Usage of Proceeds from Transfer of Equity Interest Held by the Company in Shanxi Huaxing Alumina Co., Ltd. () was considered and approved at the meetings of the Board and the Supervisory Committee on December 8, 2015, respectively, whereby the Company was approved to use the proceeds from the transfer for permanent replenishment of liquidity required for the operation of the Company.

USE OF NON-PROCEEDS

The mining project of Zhongzhou for the bauxite at Duancun-Leigou (): scheduled investment in project construction amounted to RMB1,358 million, and by the end of June 2016, an aggregate of RMB918 million of capital expenditure had been incurred. The project is expected to commence trial production by the end of 2016 with 1.60 million tonnes of additional production capacity of bauxite each year upon full completion of the project.

The underground mining project of 0-24 line in Guizhou Maochang Mine (): scheduled investment in project construction amounted to RMB787 million, and by the end of June 2016, an aggregate of RMB719 million of capital expenditure had been incurred. The project was completed in construction and was put into trial production in June 2016 with 1.20 million tonnes of additional production capacity of bauxite each year.

The Qingzhen Alumina Project () in Guizhou: scheduled investment in project construction amounted to RMB3,800 million, and by the end of June 2016, an aggregate of RMB3,479 million of capital expenditure had been incurred. Two production lines with production capacity of 0.80 million tonnes of alumina per annum had been set up and were put into trial production in August 2015 with 1.60 million tonnes of production capacity of alumina each year.

24

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Ge Honglin resigned as an executive director and the Chairman of the Board the Company on February 16, 2016 due to his work commitment. The resignation of Mr. Ge has taken effect on the same day.

Mr. Yu Dehui was elected as a non-executive director of the fifth session of the Board of the Company at the 2016 first extraordinary general meeting of the Company held on April 8, 2016. On the same day, Mr. Yu Dehui was elected as the Chairman of the fifth session of the Board of the Company at the 31st meeting of the fifth session of the Board. Mr. Yu Dehui was re-elected as a non-executive director and the Chairman of the sixth session of the Board of the Company at the 2015 annual general meeting and the first meeting of the sixth session of the Board of the Company held on June 28, 2016.

Mr. Liu Xiangmin resigned from the position as the senior vice president of the Company on May 9, 2016 due to his work commitment, effective from the same day. Mr. Lu Dongliang was elected as the senior vice president of the Company at the 33rd meeting of the fifth session of the Board of the Company held on the same day.

Mr. Liu Xiangmin resigned as an executive director of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Board. Mr. Liu Xiangmin was elected as a supervisor of the sixth session of the Supervisory Committee of the Company at the 2015 annual general meeting on the same day. At the first meeting of the sixth session of the Supervisory Committee subsequent to the annual general meeting, Mr. Liu Xiangmin was elected as the chairman of the sixth session of the Supervisory Committee of the Company.

Mr. Lu Dongliang was elected as an executive director of the sixth session of the Board of the Company at the 2015 annual general meeting of the Company held on June 28, 2016.

Mr. Zhao Zhao resigned as the chairman of the Supervisory Committee of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee.

Ms. Qiao Guiling resigned from the position as the vice president of the Company on February 16, 2016 due to her work commitment, effective from the same day.

Mr. Xu Bo resigned from the position as the company secretary (the secretary to the Board) of the Company on March 17, 2016 due to his work commitment, effective from the same day. Mr. Zhang Zhankui was elected as the company secretary (the secretary to the Board) of the Company at the 29th meeting of the fifth session of the Board of the Company held on the same day.

25

Mr. Yuan Li resigned as a supervisor of the Company on June 28, 2016 due to the expiration of the term of office of the fifth session of the Supervisory Committee of the Company.

Mr. Wu Zuoming was elected as an employee representative supervisor of sixth session of the Supervisory Committee of the Company at the employee's representatives meeting held on June 28, 2016.

As at June 30, 2016, members of the sixth session of the Board and the sixth session of the Supervisory Committee are as follows:

Executive directors	:	Ao Hong, Lu Dongliang and Jiang Yinggang

Non-executive directors	:	Yu Dehui (Chairman of the Board), Liu Caiming and Wang Jun

Independent non-executive directors	:	Chen Lijie, Hu Shihai and Lie-A-Cheong Tai Chong, David

Supervisors	:	Liu Xiangmin (Chairman of the Supervisory Committee), Wang Jun and Wu Zuoming

On July 10, 2015, Mr. Zhao Zhao, the former chairman of the Supervisory Committee (resigned) and Mr. Jiang Yinggang, an executive director and the vice president of the Company, respectively increased their shareholdings in the Company with their self-raised funds through the trading system of the Shanghai Stock Exchange, while shareholdings of other directors, supervisors and senior management of the Company remained unchanged. As at the date of this report, Mr. Zhao Zhao and Mr. Jiang Yinggang held 5,100 A shares and 10,000 A shares of the Company, respectively.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As at June 30, 2016, the Group had 67,482 employees. For the first half of 2016, the Group had paid the total remuneration of RMB2,738 million to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items.

26

In accordance with the applicable regulations of the PRC, the Company has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution from each plant was around 20% of the employees' salary.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As at June 30, 2016, the share capital structure of the Company was as follows:

	As at June 30, 2016
		Percentage to
	Number of	issued share
	shares held	capital
	(in million)	(%)

Holders of A shares	10,959.83	73.54
Among which: Aluminum Corporation of China ("Chinalco")	4,889.86	32.81
Baotou Aluminum (Group) Co., Ltd. (Note 1)	238.38	1.60
Shanxi Aluminum Plant (Note 1)	7.14	0.05
Holders of H shares	3,943.97	26.46
Among which: Aluminum Corporation of China Overseas Holdings Limited (Note 1)	196.00	1.32

Total	14,903.80	100

Note 1:	These are subsidiaries of and/or enterprises controlled by Chinalco.

27

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors are aware, as of June 30, 2016, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Percentage in
				the relevant	Percentage in
Name of substantial	Class of	Number of		class of issued	total issued
shareholder	shares	shares held	Capacity	share capital	share capital

Chinalco	A shares	5,135,382,055 (L) (Note 1)	Beneficial owner and interests of controlled corporation	46.86% (L)	34.46% (L)
Chinalco	H shares	196,000,000 (L) (Note 1)	Beneficial owner and interests of controlled corporation	4.97% (L)	1.32% (L)
Templeton Asset Management Ltd.	H shares	975,030,000 (L)	Investment manager	24.72% (L)	6.54% (L)

(L)	The letter "L" denotes a long position.

Note:

1.

These interests included the interest of 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares held by various subsidiaries controlled by Chinalco (comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A shares held by Shanxi Aluminum Plant) and 196,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

28

Save as disclosed above and so far as the directors are aware, as of June 30, 2016, no other person had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE

During the reporting period, there was no change in the shares of the Company.

APPROVAL OF CHANGES IN SHARE

During the reporting period, there was no approval of changes in shares of the Company.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As at June 30, 2016, the Company had 509,255 shareholders, including 508,440 holders of A shares and 815 holders (registered shareholders) of H shares.

29

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: Share

				Increase/decrease
				of shares during
	Nature of	Percentage of	Total number	the reporting
Name of shareholder	shareholders	shareholding	of shares held	period
		(%)

Chinalco (Note 1)	State	32.81	4,889,864,006	0
HKSCC Nominees Limited (Note 2, Note 3)	Overseas legal person	26.37	3,929,466,926	Increased by 508,571
China Securities Finance Corporation Limited	State-owned legal person	2.73	406,181,590	0
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	1.60	238,377,795	0
China Cinda Asset Management Co., Ltd. ()	State-owned legal person	0.99	147,253,426	0
Huaxia Life Insurance Co., Ltd. - Universal Insurance Product ()	Domestic non-state-owned legal person	0.93	138,889,655	0
Tianan Property Insurance Company Limited - Guarantee Profit No. 1 ()	Domestic non-state-owned legal person	0.93	138,158,621	0
Central Huijin Investment Ltd. ()	State-owned legal person	0.92	137,295,400	0
Truvalue Asset Management - China Merchants Bank - Pengde Growth No. 1 Asset Management Plan ()	Domestic non-state-owned legal person	0.84	124,583,103	Decreased by 14,010,000
BOSC Asset - Bank of Shanghai - Huifu Deyihaijie No.19 Asset Management Plan ()	Domestic non-state-owned legal person	0.65	96,531,724	0

Notes:

1.

The number of shares held by Chinalco does not include the A shares of the Company indirectly held by Chinalco through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Shanxi Aluminum Plant and the H shares of the Company indirectly held by Chinalco through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Chinalco together with its subsidiaries holds 5,331,382,055 shares in the Company, including 5,135,382,055 A shares and 196,000,000 H shares, accounting for 35.77% of the total share capital of the Company.

2.	HKSCC Nominees Limited holds the 196,000,000 H shares of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Chinalco.

3.

The 3,929,466,926 H shares of the Company held by HKSCC Nominees Limited include the 196,000,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Chinalco.

30

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2016, Mr. Jiang Yinggang, an executive director of the Company, held 10,000 A shares of the Company as personal interests in the capacity of beneficial owner, representing 0.000091% of the relevant class of issued share capital (A shares) and 0.000067% of the total issued share capital of the Company.

Save as disclosed above, as of June 30, 2016, none of the directors, president (chief executive), or supervisors of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended June 30, 2016, none of the directors, president (chief executive) supervisors, senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any of their shares of the Company during the six months ended June 30, 2016.

CHARGE AND PLEDGES ON GROUP ASSETS

As of June 30, 2016, the Group's charged and pledged assets for bank borrowings including fixed assets, intangible assets, projects under construction, long-term equity investment, inventories and accounts receivable. The aggregate carrying amount of the assets used for charge and pledge was RMB7.709 billion. Meanwhile, bank borrowings of the Group were pledged by letter of credit, receivable rights of future electricity revenue and relevant benefits. For details, please refer to note 11(g) to the financial statements.

31

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As at June 30, 2016, the aggregate balance of the external guarantees provided by the Company and its subsidiaries amounted to RMB7,110 million. Details of which are as follows:

1.

In March 2013, the Company entered into a guarantee contract with China Development Bank, pursuant to which the Company would provide a guarantee in proportion to its 34% shareholding in Shanxi Jiexiu Xinyugou Coal Co., Ltd. () (hereinafter referred to as "Xinyugou Coal"), a joint venture of the Company, in respect of its loan of up to RMB1.02 billion in total. The guarantee period is two years from the date of expiry of the term for performance of each of the loan under the principal contract. As of June 30, 2016, Xinyugou Coal drew down balance of RMB914 million under the contract. The principal of the loan for which the Company will fulfill its liability of guarantee based on its shareholding proportion amounted to RMB311 million with the interest of RMB24 million thus the total amount of principal and interest amounted to RMB335 million.

2.

In February 2014, Shanxi Huasheng Aluminum Co., Ltd. () (hereinafter referred to as "Shanxi Huasheng") entered into a guarantee contract of the maximum amount () with Shanghai Pudong Development Bank Taiyuan Branch, providing a guarantee in proportion to its 43.03% shareholding in Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () (hereinafter referred to as "Xingshengyuan Coal"), a joint venture of Shanxi Huasheng, in respect of its loan of up to RMB200 million in total. The guarantee period was from the date of expiry of the term for performance of loan to two years from the date of expiry of the term for performance of loan as agreed under the contract for credit. As of June 30, 2016, Xingshengyuan Coal drew down a loan of RMB29 million under the contract, and the balance of guarantee provided by Shanxi Huasheng in proportion to its shareholding amounted to RMB12 million.

3.

On December 25, 2006, Chalco Ningxia Energy Group Co., Ltd. () (hereinafter referred to as "Ningxia Energy") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd.
() (as 50% of its original stake held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (), a controlling subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of June 30, 2016, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB30 million.

32

4.

On January 20, 2012, Ningxia Energy and China Development Bank entered into the Contract of Pledge for Accounts Receivables of RMB Loan in relation to the provision of a pledge guarantee in respect of the loan of RMB30 million in total for Ningxia Power Investment Corporation with a loan term of 12 years. As of June 30, 2016, the balance of the guarantee amounted to RMB11 million and the balance of the guarantee provided by Ningxia Energy amounted to RMB11 million.

5	As of June 30, 2016, the guarantee provided between Ningxia Energy and its subsidiaries mutually amounted to RMB869 million.

6.

Chalco Hong Kong Limited and its certain subsidiaries entered into guarantee agreements with Chalco Hong Kong Investment Company Limited in October 2013 and April 2014, pursuant to which, guarantee was provided in favor of the senior perpetual securities issued by Chalco Hong Kong Investment Company Limited of USD350 million and USD400 million in 2013 and 2014 respectively. As of June 30, 2016, Chalco Hong Kong Investment Company Limited issued senior perpetual securities of USD750 million and the same amount of USD750 million (equivalent to approximately RMB4,973 million) was guaranteed by Chalco Hong Kong Limited and its certain subsidiaries.

7.

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Pingan Bank, pursuant to which the Company would provide a guarantee in proportion to its 60% shareholding in Guizhou Huajin Aluminum Co., Ltd. () (hereinafter referred to as "Guizhou Huajin"), in respect of its loan of up to RMB1 billion in total. The guarantee period was two years from the date of expiry of the term for performance of each of the loan under the principal contract. As of June 30, 2016, Guizhou Huajin drew down a loan of RMB777 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB466 million.

33

8.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide a guarantee in proportion to its 60% shareholding in Guizhou Huajin, in respect of its finance lease of up to RMB500 million in total. The guarantee period was two years from the date of expiry of the term for performance of each of the loan under the principal contract. As of 30 June 2016, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB300 million.

9.

In April 2015, the Company entered into a maximum amount guarantee agreement () with Guiyang Branch of Industrial Bank Co., Ltd. to provide a guarantee in proportion to its 60% shareholding in Guizhou Huajin, in respect of its financing of up to RMB200 million in total. Limit of the guarantee provided by the Company was RMB120 million, and the term of the financing was one year. As of June 30, 2016, the balance of the guarantee provided by the Company to Guizhou Huajin in respect of the financing amounted to RMB86 million.

10.

In March 2016, Chalco Shandong Co., Ltd. entered into a maximum amount guarantee agreement () with Zibo Branch of China CITIC Bank Corporation Limited to provide a joint-liability guarantee for the financing in a total amount of not more than RMB200 million of Chalco Shandong Research Incorporation Limited () and the term is one year. As at June 30, 2016, Chalco Shandong Research Incorporation Limited dealt with financing of RMB50 million and the amount of guarantee balance provided by Chalco Shandong Co., Ltd amounted to RMB50 million.

Save as aforesaid, there were no other external guarantees provided by the Company which were required to be disclosed.

34

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board meeting, the Rules of Procedures for the Supervisory Committee meeting, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All directors, supervisors and relevant employees of the Company, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2016.

35

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to propose the appointment or change of auditors, supervise the implementation of internal auditing system of the Company, be responsible for the communication between internal and external auditing, review and disclose the financial information of the Company, review the system regarding financial examination and control, internal control and risk management of the Company, conduct research subject to other relevant professional events of the Company, and provide viewpoints and suggestions to the Board for reference of decision-making.

As of the date of this report, the Audit Committee under the sixth session of the Board of the Company consists of three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David. Mr. Lie-A-Cheong Tai Chong, David is the chairman of the committee.

The Audit Committee and the management have reviewed the accounting policies and practices adopted by the Group and discussed auditing, internal control, risk management and financial statements matters, including the review of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2016.

In the first half of 2016, the Audit Committee convened six meetings in total, including:

Considered and approved the resolution in relation to the amendments to Detailed Implementation Rules for the Audit Committee under the Board of Aluminum Corporation of China Limited (on January 16, 2016 at the 21st meeting of the Audit Committee under the fifth session of the Board of the Company.

36

Considered and approved 12 resolutions including the resolution in relation to the 2015 annual financial report of the Company on March 11, 2016 at the 22nd meeting of the Audit Committee under the fifth session of the Board of the Company.

Considered and approved the resolutions in relation to the partial asset disposal by Chalco Shandong Co., Ltd.,* Henan branch of Chalco and Shanxi Branch of Chalco, all being subsidiaries of the Company, to Shandong Aluminum Company*, China Great Wall Aluminum Corporation and Shanxi Aluminum Plant, respectively, on March 25, 2016 at the 23rd meeting of the Audit Committee under the fifth session of the Board of the Company.

Considered and approved the resolution in relation to the 20-F report of the Company for 2015 on April 13, 2016 at the 24th meeting of the Audit Committee under the fifth session of the Board of the Company.

Considered and approved the resolution in relation to the first quarterly report of the Company for 2016 and re-appointment of auditors on April 21, 2016 at the 25th meeting of the Audit Committee under the fifth session of the Board of the Company.

Considered and approved the 4 resolutions including the resolution in relation to the proposed renewal of the agreements on continuing connected transactions and the annual transaction caps for 2016-2018 by the Company on June 20, 2016 at the 26th meeting of the Audit Committee under the fifth session of the Board of the Company.

37

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations without being deviated from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the Hong Kong Listing Rules and its latest amendments' requirements in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective check, balance and coordination. General meetings, board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their own responsibilities and operated in compliance with regulations.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of shareholders of the Company, and the Company will maintain consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, employees, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

38

2.	ASSET TRANSACTIONS

On May 31, 2016, the Company transferred the environmental protection assets in relation to the desulfurization, denitration and dedusting of the coal-fired generating units of five entities, namely Lanzhou Branch, Baotou Aluminum Co., Ltd., Shandong Huayu Alloy Materials Co., Ltd., Maliantai Power Station and Liupanshan Power Station of Chalco Ningxia Energy Group Co., Ltd., by way of public listing at China Beijing Equity Exchange. On June 29, 2016, the Company entered into the assets transfer agreements with Beijing Aluminum SPC Environment Protection Tech Co., Ltd.* (). For details about the above matter, please refer to the announcement dated June 29, 2016 of the Company.

For other asset transactions of the Company, please refer to "MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD" in this section.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2015

The non-distribution of the 2015 final dividends of the Company was considered and approved at the 2015 annual general meeting convened on June 28, 2016.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation or arbitration of the Company during the reporting period.

39

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and connected persons was approximately RMB9.2 billion, of which purchase transactions amounted to approximately RMB3.1 billion and sales transactions amounted to approximately RMB6.1 billion (including sale of products and services).

On June 28, 2016, the Company and Chinalco renewed the Labor and Engineering Services Agreement, and the annual transaction caps thereunder for the three years from 2016 to 2018 are RMB300 million, RMB400 million and RMB500 million, respectively.

On June 28, 2016, the Company entered into a cooperative exploration agreement and an income sharing rights transfer agreement with Chinalco, pursuant to which the Company will jointly operate Guizhou Maochang bauxite mine ("Maochang Mine") with Chinalco and hold 58.15% of the income sharing rights thereof. In the meantime, the Company will obtain 80% of Chinalco's income sharing rights in Maochang Mine through one-off acquisition. Upon completion of the transactions under the cooperative exploration agreement and the income sharing rights transfer agreement, the Company will hold a total of 91.63% of the income sharing rights of Maochang Mine.

All of the above connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Company and Chinalco.

40

Connected transactions related to acquisition and disposal of assets

On March 30, 2016, Chalco Shandong Co., Ltd. (), a wholly-owned subsidiary of the Company, entered into an asset transfer agreement to transfer certain assets to Shandong Aluminum Company (), a wholly-owned subsidiary of Aluminum Corporation of China.

On March 30, 2016, Henan Branch of the Company entered into an asset transfer agreement to transfer certain assets to China Great Wall Aluminum Corporation (), a wholly-owned subsidiary of Aluminum Corporation of China.

On March 30, 2016, Shanxi Branch of the Company entered into an asset transfer agreement to transfer certain assets to Shanxi Aluminum Plant, a wholly-owned subsidiary of Aluminum Corporation of China.

On June 28, 2016, Shanxi Branch of the Company entered into an asset transfer agreement to acquire certain assets including pseudo-boehmite production line of Shanxi Aluminum Plant, a wholly-owned subsidiary of Aluminum Corporation of China.

On 28 June 2016, the Board of the Company approved the participation in the bidding for the 60% equity interest in Chinalco (Shanghai) Co., Ltd. () held by Aluminum Corporation of China. On August 8, 2016, the Company successfully bid for the 60% equity interest in Chinalco (Shanghai) Co., Ltd. and entered into an equity transfer agreement with conditions precedent with Aluminum Corporation of China, which is pending approval at the 2016 second extraordinary general meeting of the Company.

For details about the above matters, please refer to announcements dated March 30, 2016, June 28, 2016 and August 8, 2016 of the Company.

Transfer of loans

There was no connected transaction in relation to the transfers of loans during the reporting period.

41

6.	PERFORMANCE OF UNDERTAKINGS

The following undertakings by Chinalco were made during or subsisting in the reporting period: In 2007, the initial issuance of A shares of the Company, Chinalco provided undertakings principally in relation to non-competition in the industry: The Company will acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. Once the Company proposes the offer to acquire the pseudo-boehmite business from Chinalco, Chinalco will dispose the above business to the Company at fair price on the principles of fairness and reasonableness.

The acquisition of certain assets including pseudo-boehmite production line of Shanxi Aluminum Plant affiliated to Aluminum Corporation of China, by Shanxi Branch of the Company was considered and approved at the first meeting of the sixth session of the Board of the Company on June 28, 2016. Up till now, the Company has entirely resolved the problem of horizontal competition on pseudo-boehmite business with Aluminum Corporation of China. For details, please refer to the announcement dated June 28, 2016 of the Company.

42

7.	OTHER SIGNIFICANT EVENTS

Listing and trading of shares subject to trading moratorium issued under non-public Issuance

On April 24, 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684) issued by the China Securities Regulatory Commission approving the non-public issuance of no more than 1,450 million new shares by the Company. On June 15, 2015, the Company completed the non-public issuance of 1,379,310,344 A shares. Target subscribers, including Truvalue Asset Management Co., Ltd.* (), SWS MU (Shanghai) Asset Management Co., Ltd.* (), Caitong Fund Management Co., Ltd.* (), Tian An Property Insurance Co., Ltd.* (), Huaxia Life Insurance Co., Ltd.* (), Shangyin Ruijin Capital Management Co., Ltd.* (), Bosera Fund Management Co., Ltd.* () and Ping An UOB Fund Management Company Ltd.* (), undertook not to transfer such shares subscribed by each of them within 12 months from the completion of the issuance. On June 14, 2016, the Company published the Announcement on the Listing and Trading of Shares Subject to Trading Moratorium Issued under Non-public Issuance by Aluminum Corporation of China Limited. Following the expiry of the period of trading moratorium for the above target subscribers, the shares were officially listed and traded on June 20, 2016.

Development of gold leasing financing with BOCOM

On June 6, 2016, the Company entered into one gold leasing operational agreement, four gold leasing agreements and a general hedging agreement with Beijing Branch of Bank of Communications Co., Ltd., pursuant to which the Company developed gold leasing for working capital financing purpose. For details about this matter, please refer to the announcement dated June 6, 2016 of the Company.

43

Independent Review Report

To the shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively, the "Group") as of 30 June 2016 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

44

Independent Review Report (continued)

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
25 August 2016

45

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
As at 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June	31 December
		2016	2015
		(Unaudited)	(Restated andaudited)

ASSETS

Non-current assets
Intangible assets	7	10,332,825	10,439,015
Property, plant and equipment	7	87,770,403	90,203,100
Land use rights and leasehold land		2,689,172	2,707,584
Investments in joint ventures	8	5,378,809	5,150,887
Investments in associates	8	5,887,121	5,602,701
Available-for-sale financial investments		330,596	130,440
Deferred tax assets		1,258,502	1,362,995
Other non-current assets		7,429,185	9,831,705

Total non-current assets		121,076,613	125,428,427

Current assets
Inventories		19,241,330	20,177,028
Trade and notes receivables	9	6,577,937	5,151,039
Other current assets		18,008,274	15,847,333
Financial assets at fair value through profit or loss		1,391	2,058
Available-for-sale financial investments		17,720	224,820
Restricted cash and time deposits		1,853,885	1,734,739
Cash and cash equivalents		18,724,058	20,753,136

		64,424,595	63,890,153

Assets of a disposal group classified as held for sale		-	200,187
Non-current assets held for sale		-	78,838

Total current assets		64,424,595	64,169,178

Total assets		185,501,208	189,597,605

46

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)
As at 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June2016	31 December2015
		(Unaudited)	(Restated andaudited)

EQUITY AND LIABILITIES

Equity
Equity attributable to the owners of the parent
Share capital	10	14,903,798	14,903,798
Other reserves		29,098,011	29,073,618
Accumulated losses
- proposed final dividend	20	-	-
- others		(4,807,854)	(4,810,453)

		39,193,955	39,166,963

Non-controlling interests		11,588,850	11,457,339

Total equity		50,782,805	50,624,302

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	11	46,410,748	53,725,670
Other non-current liabilities		3,067,204	3,302,659
Deferred tax liabilities		990,802	1,006,155

Total non-current liabilities		50,468,754	58,034,484

47

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)
As at 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June2016	31 December2015
		(Unaudited)	(Restated andaudited)

Current liabilities
Trade and notes payables	13	12,452,771	14,506,138
Other payables and accrued expenses		11,182,965	11,780,898
Financial liabilities at fair value through profit or loss		128,343	161,700
Income tax payable		61,958	43,356
Interest-bearing loans and borrowings	11	60,423,612	54,422,862

		84,249,649	80,914,954

Liabilities of a disposal group classified as held for sale		-	23,865

Total current liabilities		84,249,649	80,938,819

Total liabilities		134,718,403	138,973,303

Total equity and liabilities		185,501,208	189,597,605

Net current liabilities		19,825,054	16,769,641

Total assets less current liabilities		101,251,559	108,658,786

The accompanying notes are an integral part of these financial statements.

Yu Dehui	Zhang Zhankui

Director	Chief Financial Officer

48

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six monthsended 30 June

	Notes	2016	2015
		(Unaudited)	(Restated andunaudited)

Revenue	6	49,705,296	66,141,187
Cost of sales		(45,744,744)	(62,810,920)

Gross profit		3,960,552	3,330,267

Selling and distribution expenses	14	(946,429)	(889,753)
General and administrative expenses	15	(1,217,822)	(1,225,485)
Research and development expenses		(79,779)	(83,180)
Other income	16(a)	433,165	666,300
Other gains, net	16(b)	433,145	904,905

Operating profit		2,582,832	2,703,054

Finance income	17	397,936	389,628
Finance costs	17	(2,478,056)	(3,133,784)
Share of profits and losses of:
Joint ventures	8	(93,121)	60,332
Associates	8	88,609	123,353

Profit before income tax		498,200	142,583

Income tax (expense)/credit	18	(152,403)	36,486

Profit for the period		345,797	179,069

Profit attributable to:
Owners of the parent		57,448	1,543
Non-controlling interests		288,349	177,526

		345,797	179,069

Basic and diluted earnings per share attributable to ordinary equity holders of the parent (expressed in RMB per share)	19	0.0002	0.0001

49

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June

	2016	2015
	(Unaudited)	(Restated andunaudited)

Profit for the period	345,797	179,069

Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods, net of tax:
Gain on available-for-sale financial investments	55,500	57,820
(Transfer out)/share of other comprehensive income of an associate	(4,658)	4,658
Exchange differences on translation of foreign operations	213,963	(79,249)

Total other comprehensive income/(loss) for the period, net of tax	264,805	(16,771)

Total comprehensive income for the period	610,602	162,298

Total comprehensive income/(loss) for the period attributable to:
Owners of the parent	322,253	(15,228)
Non-controlling interests	288,349	177,526

	610,602	162,298

Details of the dividends proposed for the six months ended 30 June 2016 are disclosed in note 20 to the financial statements.

The accompanying notes are an integral part of these financial statements.

50

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial investments	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

At 1 January 2016	14,903,798	19,578,582	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,677,058)	38,840,097	11,457,339	50,297,436
Add: Adjustment due to business combination under common control (note 4)	-	460,261	-	-	-	-	-	-	(133,395)	326,866	-	326,866

At 1 January 2016	14,903,798	20,038,843	674,094	5,867,557	98,700	62,598	2,019,288	312,538	(4,810,453)	39,166,963	11,457,339	50,624,302
Profit for the period	-	-	-	-	-	-	-	-	57,448	57,448	288,349	345,797

Other comprehensive income/(loss) for the period, net of tax
Gain on available-for-sale financial investments	-	-	-	-	-	55,500	-	-	-	55,500	-	55,500
Transfer out of share of other comprehensive income of an associate	-	-	-	-	-	(4,658)	-	-	-	(4,658)	-	(4,658)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	213,963	-	213,963	-	213,963

Total comprehensive income	-	-	-	-	-	50,842	-	213,963	57,448	322,253	288,349	610,602

Business combination under common control (note 4)	-	(338,284)	-	-	-	-	-	-	-	(338,284)	-	(338,284)
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	10,000	10,000
Other appropriations	-	-	-	-	32,417	-	-	-	-	32,417	(8,699)	23,718
Share of reserves of joint ventures and an associate	-	-	-	-	10,606	-	-	-	-	10,606	-	10,606
Other equity instruments' distribution	-	-	-	-	-	-	54,849	-	(54,849)	-	(158,139)	(158,139)

At 30 June 2016 (Unaudited)	14,903,798	19,700,559	674,094	5,867,557	141,723	113,440	2,074,137	526,501	(4,807,854)	39,193,955	11,588,850	50,782,805

51

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

(Restated)	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial investments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

At 1 January 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	(187,299)	(4,864,089)	28,300,691	11,353,155	39,653,846
Add: Adjustment due to business combination under common control	-	460,261	-	-	-	-	-	(78,151)	382,110	-	382,110

At 1 January 2015	13,524,488	13,558,343	674,094	5,867,557	187,858	-	(187,299)	(4,942,240)	28,682,801	11,353,155	40,035,956
Profit for the period	-	-	-	-	-	-	-	1,543	1,543	177,526	179,069

Other comprehensive income/(loss) for the period, net of tax
Gain on available-for-sale financial investments	-	-	-	-	-	57,820	-	-	57,820	-	57,820
Share of other comprehensive income of an associate	-	-	-	-	-	4,658	-	-	4,658	-	4,658
Exchange differences on translation of foreign operations	-	-	-	-	-	-	(79,249)	-	(79,249)	-	(79,249)

Total comprehensive income/(loss)	-	-	-	-	-	62,478	(79,249)	1,543	(15,228)	177,526	162,298

Issuance of A shares	1,379,310	6,518,162	-	-	-	-	-	-	7,897,472	-	7,897,472
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	111,000	111,000
Other appropriations	-	-	-	-	6,978	-	-	-	6,978	29,235	36,213
Share of reserves of a joint venture and associates	-	-	-	-	1,413	-	-	-	1,413	-	1,413
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	(147,302)	(147,302)
Dividends declared by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	(2,988)	(2,988)

At 30 June 2015 (Unaudited)	14,903,798	20,076,505	674,094	5,867,557	196,249	62,478	(266,548)	(4,940,697)	36,573,436	11,520,626	48,094,062

The accompanying notes are an integral part of these financial statements.

52

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June

	Notes	2016	2015
		(Unaudited)	(Restated and unaudited)

Net cash flows from operating activities	21	3,896,115	2,845,337

Investing activities

Purchases of intangible assets		(21,415)	(8,919)
Purchases of property, plant and equipment		(2,979,739)	(4,060,068)
Purchases of land use rights and leasehold land		(5,861)	-
Proceeds from disposal of property, plant and equipment		254,361	46,572
Proceeds from partial disposal of an associate		-	1,615,050
Proceeds from disposal of the environmental protection business	5	526,309	-
Collection of considerations from disposal of the aluminum fabrication segment and the alumina production line of Guizhou Branch		1,568,914	1,568,950
Interest received		150,371	228,277
Investments in joint ventures	8	(290,500)	(10,200)
Investments in associates	8	-	(8,000)
Decrease in short-term investments in available-for-sale financial investments		207,100	423,790
Investment income from short-term investments in available-for-sale financial investments		15,394	35,772
Dividend received		-	44,176
Decrease in time deposits		-	5,898
Change in deposit of futures and option contracts		(1,066,502)	108,125
Payment for acquisition of a business in the prior year		(7,662)	-
Loans to related parties		-	(40,000)
Loans repaid by related parties		-	30,951
Receipt of government grants		17,060	32,615

Net cash flows (used in)/from investing activities		(1,632,170)	12,989

53

		For the six months ended 30 June

	Notes	2016	2015
		(Unaudited)	(Restated and unaudited)

Financing activities
	11(f)	3,000,000	-
Proceeds from gold leasing arrangement	11(f)	(86,424)	-
Payment of upfront interest of gold leasing arrangement		1,886,500	12,895,825
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		(158,139)	(147,302)
Senior perpetual securities' distribution paid		(3,000,000)	(16,000,000)
Repayments of medium-term notes and short-term bonds		18,739,750	27,521,670
Drawdown of short-term and long-term bank and other loans		(22,049,892)	(32,404,918)
Repayments of short-term and long-term bank and other loans		799,039	2,590,500
Proceeds from finance lease under sale and leaseback contracts, net of deposit and transaction costs		(757,744)	(177,025)
Capital elements of finance lease rental payment		-	7,897,472
Proceeds from issuance of A shares, net of issuance cost		10,000	111,000
Capital injection from non-controlling shareholders		(20,469)	(19,554)
Dividends paid by subsidiaries to non-controlling shareholders		(2,686,135)	(3,251,221)
Interest paid

Net cash flows used in financing activities		(4,323,514)	(983,553)

Net (decrease)/increase in cash and cash equivalents		(2,059,569)	1,874,773

Net foreign exchange differences		30,491	(2,622)

Cash and cash equivalents at beginning of the period		20,753,136	16,268,600

Cash and cash equivalents at 30 June		18,724,058	18,140,751

The accompanying notes are an integral part of these financial statements.

54

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was incorporated on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

55

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2016 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2015.

Going concern

As at 30 June 2016, the Group's current liabilities exceeded its current assets by approximately RMB19,825 million (31 December 2015: RMB16,770 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2016 and 2017;

*

Unutilised banking facilities of approximately RMB74,918 million as at 30 June 2016, of which amounts totalling RMB62,944 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

56

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

(a)	Basis of preparation (continued)

Going concern (continued)

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these interim condensed consolidated financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

Merger accounting for business combination under common control

The accounting policies for business combination under common control of the interim condensed consolidated financial statements are in consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2015.

The comparative financial data have been restated to reflect the business combination under common control which took place during the period as disclosed in note 4.

57

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2015, except for the adoption of new and revised International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from 1 January 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements or the interim condensed consolidated financial statements of the Group.

58

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of comprehensive income. The standard requires disclosure of the nature of, and risks associated with, the entity's rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. The Group's involvement in electricity generation business, which is a rate regulated activity, is not significant, and the Group has not applied IFRS 14. Therefore, the standard does not impact the Group's financial statements.

59

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operation

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

60

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

61

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Amendments to IAS 27 Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements will have to apply that change retrospectively. First-time adopters of IFRS electing to use the equity method in their separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group's consolidated financial statements.

62

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendments clarify that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. The amendment must be applied prospectively.

63

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendments clarify that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

64

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

IFRS 7 Financial Instruments: Disclosures (continued)

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

65

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments do not have any impact on the Group.

66

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

*	The materiality requirements in IAS 1

*	That specific line items in the statement of comprehensive income and the statement of financial position may be disaggregated

*	That entities have flexibility as to the order in which they present the notes to financial statements

*

That the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

67

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

Amendments to IAS 1 Disclosure Initiative (continued)

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

68

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	(b)	Significant accounting policies (continued)

New and revised IFRSs adopted by the Group (continued)

Annual Improvements 2012-2014 Cycle (continued)

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception (continued)

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group as the Group does not apply the consolidation exception.

69

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those applied to the consolidated financial statements for the year ended 31 December 2015.

4.	BUSINESS COMBINATION UNDER COMMON CONTROL

On 1 January 2016, Chalco Shandong Co., Ltd. () ("Chalco Shandong"), a subsidiary of the Company completed the swap of its certain assets and liabilities with Shandong Aluminum Corporation* () ("Shandong Aluminum"), a subsidiary of Chinalco. The assets disposed of by Chalco Shandong includes: the assets and relevant liabilities of the electrolysis aluminum plant except for the electrolysis production line (mainly carbon assets), the aluminum processing plant and the hospital ward building of Chalco Shandong (the "Assets Disposed of"). The business acquired by Chalco Shandong comprised of the relevant assets and liabilities of the Bayer alumina production line of Shandong Aluminum (the "Business Acquired"). Before and after the transaction, both entities were controlled by Chinalco, and the control was not temporary. Thus, the acquisition is considered to be a business combination under common control. The combination date is 1 January 2016, which is determined by the completion of transfer of the rights and risks of the assets and liabilities.

70

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

4.	BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)

The book values of the assets and liabilities of the Business Acquired as at the acquisition date and the comparative financial figures were as follows:

1 January 2016 and
31 December 2015

Assets
Property, plant and equipment	328,354

Liabilities
Other payables and accrued expenses	1,488

Net assets acquired	326,866
Difference recognised in equity	11,418

Total acquisition consideration	338,284

An analysis of the acquisition consideration was as follows:
Satisfied by cash	161,962
Net assets disposed of	176,322

Total acquisition consideration	338,284

71

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISPOSAL OF BUSINESS

On 29 June 2016, each of the Lanzhou Branch and three subsidiaries (Baotou Aluminum Co., Ltd. () ("Baotou Aluminum"), Shandong Huayu Alloy Material Co., Ltd. () ("Shandong Huayu") and Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy")) of the Company (collectively the "Sellers" and each a "Seller") entered into a business transfer agreement with Beijing Aluminum SPC Environment Protection Tech Co., Ltd. () ("Aluminum SPC"), respectively, pursuant to which the Sellers agreed to sell and Aluminum SPC agreed to acquire the environmental protection business. Aluminum SPC is a joint venture of the Company and Beijing SPC Environment Protection Tech Co., Ltd. () ("SPC"). The environmental protection business includes the environmental protection assets and relevant liabilities in relation to the desulfurization, denitration and dedusting of the coal-fired generating units of the sellers (together as "Environmental Protection Business"). The aggregate consideration of the business transfer agreements were RMB1,754 million, which was determined based on the valuation reports of the Environmental Protection Business on the valuation base date of 31 March 2016. Pursuant to the business transfer agreements, the consideration will be received in two instalments. An amount of RMB526 million has been received on 30 June 2016, and the remaining RMB1,228 million is due by 31 December 2016. The transaction between the Sellers and Aluminum SPC constituted a related party transaction. The Group disposed of the Environmental Protection Business with a carrying value of RMB1,183 million and recognised a disposal gain of RMB571 million in the period.

72

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

5.	DISPOSAL OF BUSINESS (CONTINUED)

	Note	30 June 2016

Net assets disposed of:
Property, plant and equipment		1,187,802
Trade and notes payables		(2,042)
Accruals and other payables		(2,665)

		1,183,095
Gain on disposal of the Environmental Protection Business	16	571,270

Cash consideration		1,754,365

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of the Environmental Protection Business is as follows:

Six months ended 30 June 2016

Cash consideration received	526,309
Cash and bank balances disposed of	-

Net inflow of cash and cash equivalents in respect of the disposal of the Environmental Protection Business	526,309

73

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

	For the six months ended 30 June

	2016	2015
		(restated)

Sales of goods (net of value-added tax)	48,516,936	64,898,076
Other revenue	1,188,360	1,243,111

	49,705,296	66,141,187

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation, packing and other services.

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which is identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended 31 December 2015. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

74

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

75

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

*

The trading segment, which mainly engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

76

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2016

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	12,587,695	15,535,779	2,005,085	35,979,047	198,430	(16,600,740)	49,705,296
Inter-segment revenue	(8,510,998)	(2,252,349)	(57,724)	(5,776,452)	(3,217)	16,600,740	-

Sales of self-produced products				8,739,922
Sales of products sourced from external suppliers				21,462,673

Revenue from external customers	4,076,697	13,283,430	1,947,361	30,202,595	195,213	-	49,705,296

Segment (loss)/profit before income tax	(215,424)	1,135,934	111,968	325,491	(794,463)	(65,306)	498,200

Income tax expense							(152,403)

Profit for the period							345,797

77

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2016

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Other items:
Finance income	140,771	16,310	13,278	110,674	116,903	-	397,936
Finance costs	(427,903)	(601,155)	(476,104)	(183,584)	(789,310)	-	(2,478,056)
Share of (losses)/profits of joint ventures	(36,547)	-	25,940	-	(82,514)	-	(93,121)
Share of profits/(losses) of associates	-	107	78,778	(146)	9,870	-	88,609
Amortisation of land use rights and leasehold land	(14,533)	(20,009)	(5,206)	(7)	(673)	-	(40,428)
Depreciation and amortisation excluding the amortisation of land use rights and leasehold land	(1,385,528)	(1,359,384)	(635,838)	(27,564)	(43,765)	-	(3,452,079)
Gain/(loss) on disposal of property, plant and equipment	195,659	1,617	(5,555)	861	4,862	-	197,444
Gain on disposal of the Environmental Protection Business	-	327,586	243,684	-	-	-	571,270
Other income	273,575	133,257	14,620	10,952	761	-	433,165
(Provision for)/reversal of provision for impairment of inventories	(119,683)	142,349	-	8,946	-	-	31,612
Reversal of impairment of receivables, net of bad debts recovered	52,522	326	16,354	-	-	-	69,202

78

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2016

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Additions during the period
Investment in associates	-	-	-	-	372,522	-	372,522
Investment in joint ventures	48,000	2,500	40,000	-	220,000	-	310,500
Intangible assets	46	6	39	-	9	-	100
Land use rights and leasehold land	-	-	5,861	-	-	-	5,861
Property, plant and equipment (Note)	700,688	1,181,067	673,175	34,453	41,253	-	2,630,636

Note:	The additions in property, plant and equipment under the sale and finance leaseback contracts are not included.

79

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2015 (restated)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Total revenue	16,939,738	20,182,223	2,256,771	50,744,124	162,412	(24,144,081)	66,141,187
Inter-segment revenue	(13,427,301)	(5,792,493)	(58,158)	(4,854,893)	(11,236)	24,144,081	-

Sales of self-produced products				13,847,843
Sales of products sourced from external suppliers				32,041,388

Revenue from external customers	3,512,437	14,389,730	2,198,613	45,889,231	151,176	-	66,141,187

Segment profit/(loss) before income tax	1,335,648	(1,141,409)	231,830	31,374	(270,552)	(44,308)	142,583

Income tax credit							36,486

Profit for the period							179,069

80

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2015 (restated)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Other items:
Finance income	81,465	18,482	21,031	124,876	143,774	-	389,628
Finance costs	(569,312)	(714,330)	(497,168)	(265,433)	(1,087,541)	-	(3,133,784)
Share of profits of joint ventures	-	-	7,854	-	52,478	-	60,332
Share of (losses)/profits of associates	-	(1,384)	132,182	-	(7,445)	-	123,353
Amortisation of land use rights and leasehold land	(24,139)	(16,270)	(6,763)	(7)	(673)	-	(47,852)
Depreciation and amortisation excluding the amortisation of land use rights and leasehold land	(1,652,105)	(1,297,451)	(592,818)	(7,089)	(44,431)	-	(3,593,894)
Gain/(loss) on disposal of property, plant and equipment	4,608	12,930	3,601	-	(13)	-	21,126
Other income	31,921	587,840	38,226	864	7,449	-	666,300
Reversal of provision for/(provision for) impairment of inventories	191,206	(670,448)	-	(99,617)	-	-	(578,859)
Reversal of impairment of receivables, net of bad debts recovered	1,500	267	3,761	5,850	-	-	11,378

81

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	For the six months ended 30 June 2015

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total

Additions during the period
Investment in associates	8,000	-	45,000	-	-	-	53,000
Investment in joint ventures	-	-	10,200	-	-	-	10,200
Intangible assets	-	30	8,644	245	-	-	8,919
Property, plant and equipment (Note)	2,321,172	363,021	1,001,371	5,147	9,992	-	3,700,703

Note:	The additions in property, plant and equipment under the sale and finance leaseback contracts are not included.

82

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 30 June 2016

Segment assets	69,858,915	44,674,064	37,500,727	17,871,302	36,228,029	206,133,037

Reconciliation:
Elimination of inter-segment receivables						(21,913,830)
Other elimination						(230,121)

Unallocated:
Deferred tax assets						1,258,502
Prepaid income tax						253,620

Total assets						185,501,208

Segment liabilities	42,455,611	29,563,305	25,439,360	12,762,467	45,358,730	155,579,473

Reconciliation:
Elimination of inter-segment payables						(21,913,830)

Unallocated:
Deferred tax liabilities						990,802
Income tax payable						61,958

Total liabilities						134,718,403

83

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total

As at 31 December 2015 (restated)

Segment assets	68,925,524	46,330,865	37,020,858	19,158,171	35,873,305	207,308,723

Reconciliation:
Elimination of inter-segment receivables						(19,131,592)
Other elimination						(181,437)

Unallocated:
Deferred tax assets						1,362,995
Prepaid income tax						238,916

Total assets						189,597,605

Segment liabilities	42,771,336	31,480,143	25,051,030	14,047,128	43,705,747	157,055,384

Reconciliation:
Elimination of inter-segment payables						(19,131,592)

Unallocated:
Deferred tax liabilities						1,006,155
Income tax payable						43,356

Total liabilities						138,973,303

84

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June

	2016	2015
		(restated)

Segment revenue from external customers
- Mainland China	49,163,670	65,278,744
- Outside of Mainland China	541,626	862,443

	49,705,296	66,141,187

	30 June 2016	31 December 2015
		(restated)

Non-current assets (excluding financial assets and deferred tax assets)
- Mainland China	114,557,288	117,518,223
- Outside of Mainland China	359,755	359,308

	114,917,043	117,877,531

85

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

6.	REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b)	Segment information (continued)

For the six months ended 30 June 2016, revenues of approximately RMB13,452 million (for the six months ended 30 June 2015: RMB13,991 million) were derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues were mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions contributed to more than 10% of the Group's revenue during the six months ended 30 June 2016 (for the six months ended 30 June 2015: nil).

86

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets

	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total	Property, plant and equipment

Net book amounts as at 1 January 2016 (restated)	2,345,837	6,771,023	1,143,482	178,673	10,439,015	90,203,100
Additions (Note)	-	-	48	52	100	3,470,672
Transfer from property, plant and equipment to intangible assets	-	6,265	-	-	6,265	(6,265)
Transfer from property, plant and equipment to land use rights and leasehold land	-	-	-	-	-	(16,155)
Reclassification	-	(4,669)	7,595	(2,926)	-	-
Disposals (Note)	-	-	-	-	-	(2,569,218)
Amortisation and depreciation	-	(101,594)	-	(18,212)	(119,806)	(3,311,936)
Currency translation differences	315	2,842	4,094	-	7,251	205

Net book amounts as at 30 June 2016	2,346,152	6,673,867	1,155,219	157,587	10,332,825	87,770,403

Note:

The disposals and additions of property, plant and equipment include the disposals under sale and finance leaseback contracts entered into during the period amounting to RMB958 million (for the six months ended 30 June 2015: RMB3,046 million), and additions under the sale and finance leaseback contracts in the period amounting to RMB840 million (for the six months ended 30 June 2015: RMB2,600 million).

Other than the disposal of the Environmental Protection Business as disclosed in note 5, and the disposals through sales and leaseback contracts above, the disposals during the period also included the disposals of certain property, plant and equipment by Chalco Shandong, Chalco Shanxi Branch and Chalco Henan Branch amounting to RMB279 million, to Shandong Aluminum, Shanxi Aluminum Plant and ChangCheng Aluminum Corporation, respectively, which are all subsidiaries of Chinalco. The transactions generated disposal gain amounting to RMB195 million.

87

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets

(Restated)	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total	Property, plant and equipment

Net book amounts as at 1 January 2015	2,345,057	7,121,134	1,312,222	201,685	10,980,098	94,492,753
Additions	-	-	-	8,919	8,919	6,300,703
Transfer from property, plant and equipment to intangible assets	-	12,983	-	-	12,983	(12,983)
Transfer from property, plant and equipment to land use rights and leasehold land	-	-	-	-	-	(133)
Transfer from property, plant and equipment to asset of a disposal group classified as held for sale	-	-	-	-	-	(68,952)
Disposals	-	-	-	-	-	(3,209,119)
Amortisation and depreciation	-	(101,784)	-	(16,178)	(117,962)	(3,448,207)
Currency translation differences	(92)	(897)	(1,183)	-	(2,172)	(100)

Net book amounts as at 30 June 2015	2,344,965	7,031,436	1,311,039	194,426	10,881,866	94,053,962

As at 30 June 2016, the Group has pledged mining rights and mineral exploration rights at a net book value amounting to RMB1,026 million (31 December 2015: RMB1,241 million) for bank and other borrowings as set out in note 11(g).

As at 30 June 2016, the Group has pledged property, plant and equipment at a net book value amounting to RMB6,104 million (31 December 2015: RMB6,103 million) for bank and other borrowings as set out in note 11(g).

88

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	30 June 2016		31 December 2015

	Alumina	Primary aluminum	Alumina	Primary aluminum

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	15,207	-	14,892	-

	204,626	2,141,526	204,311	2,141,526

89

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

7.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Impairment tests for goodwill (continued)

As of 30 June 2016, the directors of the Company are of the view that goodwill impairment indicators were identified in Qinghai Branch CGU and Lanzhou Branch CGU, and goodwill impairment tests were performed for these two CGUs accordingly. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2015: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2015: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at 30 June 2016 (31 December 2015: no impairment).

90

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates
		(restated)

As at 1 January 2016	5,150,887	5,602,701

Capital injection (Note (i)/(ii))	310,500	433,151
Reclassification of an investment in an associate to available-for-sale financial investments (Note (iii))	-	(176,774)
Share of profits and losses for the period	(93,121)	88,609
Share of change in reserves	10,543	63
Other decrease in investment in an associate (Note (ii))	-	(60,629)

As at 30 June 2016	5,378,809	5,887,121

As at 30 June 2016, the investment in Guizhou Yuneng Mining Co., Ltd.* ()), an associate of the Group, amounting to RMB393 million (31 December 2015: RMB421 million) was pledged to obtain a long-term bank loan as set out in note 11(g).

91

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

Notes:

(i)	Capital injections in joint ventures

In May 2016, Ningxia Energy, a subsidiary of the Company, made a capital injection to Ningxia Yinxing Power Co., Ltd. () ("Yinxing Power") in cash and notes receivable amounting to RMB20 million and RMB20 million, respectively. As at 30 June 2016, Ningxia Energy has total capital injection in Yinxing Power amounting to RMB203.2 million and still has the capital injection commitment amounting to RMB204.8 million.

In May 2016, Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. () ("Zhengzhou Institute"), a subsidiary of the Company, entered into an agreement with Yitai Zhongcheng New Material Technology Co., Ltd.* () ("Yitai Zhongcheng") to set up Zhengzhou Light Metal and Alloy Research Co., Ltd.* () ("Zhengzhou Light Metal and Alloy"), pursuant to which Zhengzhou Institute has made a capital injection of RMB2.5 million in cash and held a 50% equity interest in Zhengzhou Light Metal and Alloy.

In January 2016, Guangxi Investment Co., Ltd. (), a subsidiary of the Company, has made a capital injection of RMB48 million to Guangxi Hualei Aluminum and Power Co., Ltd.* () ("Guangxi Hualei") and held 40% equity interest in Guangxi Hualei.

In June 2016, the Company entered into an agreement with SPC, a company listed on the Shenzhen Stock Exchange, to set up Aluminum SPC. Pursuant to the agreement, the Company has made a capital injection of RMB220 million in cash and held a 40% equity interest in Aluminum SPC.

(ii)	Capital injections in an associate

In November 2015, the Company, Chinalco and Chinalco Capital Holdings Co., Ltd.* () ("Chinalco Capital") used to be a wholly-owned subsidiary of Chinalco, entered into a capital contribution agreement (the "Capital Contribution Agreement"), pursuant to which, the Company made a capital injection to Chinalco Capital by the 15% equity interest held by the Company in ABC-CA Fund Management Co., Ltd. () ("ABC-CA") and cash of RMB150 million to obtain the 17.7% equity interest in Chinalco Capital. The appraised value of the equity interest in ABC-CA was RMB1,888 million, 15% of which was valued at RMB283.15 million. The total consideration for the 17.7% equity interest in Chinalco Capital was RMB433.15 million. The capital injection was completed in June 2016, and the Company has significant influence in Chinalco Capital and accounted for as an associate. The disposal gain of equity interest in ABC-CA amounted to RMB143.68 million after considering the share of equity interest in Chinalco Capital.

92

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

Note:	(continued)

(iii)	Reclassification of an investment in an associate to available-for-sale financial investments

Pursuant to the resolution of the 2016 first extraordinary general meeting of Jiaozuo Wanfang Aluminum Co., Ltd. ()) ("Jiaozuo Wanfang") convened in November 2015, the Company did not nominate any directors to the board of director of Jiaozuo Wanfang. Hence, the Company lost significant influence over Jiaozuo Wanfang, and accounted for the investment in Jiaozuo Wanfang as an available-for-sale financial investment at fair value.

*	The English names represent the best effort made by management of the Group in translating their Chinese names as they do not have any official English names.

93

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	TRADE AND NOTES RECEIVABLES

	30 June 2016	31 December 2015

Trade receivables	4,810,560	4,394,814
Less: provision for impairment of receivables	(442,161)	(510,336)

	4,368,399	3,884,478

Notes receivable	2,209,538	1,266,561

	6,577,937	5,151,039

94

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

9.	TRADE AND NOTES RECEIVABLES (CONTINUED)

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. The sales to certain subsidiaries of Chinalco are receivable on demand. Credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2016, the ageing analysis of trade and notes receivables is as follows:

	30 June 2016	31 December 2015

Within 1 year	5,252,872	3,881,858
Between 1 and 2 years	596,947	326,631
Between 2 and 3 years	458,788	667,601
Over 3 years	711,491	785,285

	7,020,098	5,661,375

Less: provision for impairment of receivables	(442,161)	(510,336)

	6,577,937	5,151,039

As at 30 June 2016, the Group had not pledged any trade and notes receivables (31 December 2015: RMB387 million) for bank and other borrowings as set out in note 11(g).

95

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

10.	SHARE CAPITAL

	30 June 2016	31 December 2015

A shares	10,959,832	10,959,832
H shares	3,943,966	3,943,966

	14,903,798	14,903,798

96

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2016	31 December 2015

Long-term loans and borrowings
Finance lease payable (note 12)	6,718,279	6,656,038

Bank and other loans (Note (a))
- Secured (Note (g))	13,923,220	14,202,953
- Guaranteed (Note (e))	2,094,681	1,791,207
- Unsecured	15,969,851	16,373,473

	31,987,752	32,367,633

Medium-term notes and bonds, long-term bonds and private placement notes (Note (b))
- Guaranteed (Note (e))	1,997,552	1,996,270
- Unsecured	25,740,450	25,715,582

	27,738,002	27,711,852

Total long-term loans and borrowings	66,444,033	66,735,523

Current portion of finance lease payable (note 12)	(1,652,633)	(1,511,161)

Current portion of medium-term notes and bonds, long-term bonds and private placement notes	(12,289,142)	(6,896,181)

Current portion of long-term bank and other loans	(6,091,510)	(4,602,511)

Non-current portion of long-term loans and borrowings	46,410,748	53,725,670

97

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2016	31 December 2015

Short-term loans and borrowings

Gold leasing arrangement (Note (f))	2,923,296	-

Bank and other loans (Note (c))
- Secured (Note (g))	1,392,600	2,201,584
- Guaranteed (Note (e))	170,000	400,000
- Unsecured	30,327,882	32,147,703

	31,890,482	34,749,287

Short-term bonds, unsecured (Note (d))	5,576,549	6,663,722

Total short-term loans and borrowings	40,390,327	41,413,009

Current portion of finance lease payable (note 12)	1,652,633	1,511,161

Current portion of medium-term notes and bonds, long-term bonds and private placement notes	12,289,142	6,896,181

Current portion of long-term bank and other loans	6,091,510	4,602,511

Total short-term loans and borrowings and current portion of long-term loans and borrowings	60,423,612	54,422,862

98

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans

	30 June 2016	31 December 2015	30 June 2016	31 December 2015

Within 1 year	6,085,278	4,600,619	6,232	1,892
Between 1 and 2 years	6,613,082	4,863,465	6,528	2,020
Between 2 and 5 years	10,862,571	13,779,643	7,584	6,060
Over 5 years	8,392,570	9,100,933	13,907	13,001

	31,953,501	32,344,660	34,251	22,973

The weighted average annual interest rate of long-term bank and other loans for the six months ended 30 June 2016 was 5.10% (for the six months ended 30 June 2015: 5.48%).

(ii)	Other loans amounting to RMB34 million were provided by local bureaus of the Ministry of Finance to the Group.

99

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:	(continued)

	(b)	Medium-term notes and bonds, long-term bonds and private placement notes

As at 30 June 2016, the maturity of the outstanding medium-term notes and bonds, long-term bonds and private placement notes were from 0.5 to 2 years, and their effective interest rates range from 4.64% to 7.35%.

	Face value/ maturity year	Effective interest rate	30 June 2016	31 December 2015

2007 long-term bonds (Note)	2,000,000/2017	4.64%	1,997,552	1,996,270
2011 medium-term notes (Note)	4,900,000/2016	6.03%	4,899,284	4,898,376
2015 medium-term notes	3,000,000/2018	5.53%	2,985,510	2,981,028
2015 medium-term notes	1,500,000/2018	5.01%	1,490,172	1,487,994
2012 Ningxia Energy medium-term bonds (Note)	400,000/2017	6.06%	400,000	400,000
2012 private placement notes	3,000,000/2017	5.77%	2,994,702	2,992,788
2013 private placement notes	3,000,000/2018	5.99%	2,990,272	2,987,271
2013 private placement notes (Note)	2,000,000/2016	6.07%	1,999,425	1,997,805
2014 private placement notes (Note)	3,000,000/2017	7.35%	2,992,881	2,988,140
2015 private placement notes	3,000,000/2018	6.11%	2,995,122	2,993,630
2015 private placement notes	2,000,000/2018	6.08%	1,993,082	1,988,550

			27,738,002	27,711,852

Note:	The maturity of these medium-term notes, long-term bonds and private placement notes is within one year.

Medium-term notes and bonds, long-term bonds and private placement notes were issued for capital expenditure, operating cash flows and the purpose of re-financing of bank loans.

100

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:	(continued)

	(c)	Short-term bank and other loans

Other loans were entrusted loans provided by other state-owned enterprises to the Group.

The weighted average annual interest rate of short-term bank and other loans for the six months ended 30 June 2016 was 4.51% (for the six months ended 30 June 2015: 5.39%).

	(d)	Short-term bonds

As at 30 June 2016, the outstanding short-term bonds were summarised as follows:

	Face value/ maturity year	Effective interest rate	30 June 2016	31 December 2015

2015 short-term bonds	3,000,000/2016	4.15%	-	3,045,981
2015 short-term bonds	3,000,000/2016	3.85%	3,073,958	3,017,741
2015 short-term bonds	600,000/2016	3.35%	600,000	600,000
2016 short-term bonds	1,500,000/2017	3.98%	1,502,591	-
2016 short-term bonds	400,000/2017	4.13%	400,000	-

			5,576,549	6,663,722

All the above short-term bonds were issued for working capital and repayment of bank loans and borrowings.

101

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:	(continued)

	(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings for which the Group received guarantees are set out as follows:

Guarantor	30 June 2016	31 December 2015

Long-term bonds
Bank of Communications Co., Ltd. () ("BOCOM")	1,997,552	1,996,270

Long-term bank and other loans
Lanzhou Aluminum Factory () (Note (i))	8,000	12,000
Ningxia Yinxing Energy Co., Ltd. () (Note (ii))	59,400	202,400
The Company	776,881	749,207
Ningxia Energy (Note (ii))	1,250,400	827,600

	2,094,681	1,791,207

Short-term bank and other loans
Ningxia Energy (Note (ii))	120,000	50,000
Ningxia Yinxing Energy Co., Ltd. () (Note (ii))	-	50,000
Chalco Aluminum International Trading Co., Ltd. () (Note (ii))	-	300,000
Chalco Shandong (Note (ii))	50,000	-

	170,000	400,000

Note:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a subsidiary of the Group.

102

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:	(continued)

	(f)	Gold leasing arrangement

On 6 June 2016, the Company entered into a gold leasing operational agreement, four gold leasing agreements and a general hedging agreement with BOCOM, pursuant to which the Company developed gold leasing for working capital financing purpose.

According to the gold leasing operational agreement and gold leasing agreements, the Company leased from BOCOM standard gold with fineness of Au99.99 for 12 months with annual lease fee rates from 3.61% to 3.70%. The total value of the gold leased was determined in accordance with the settlement price as agreed by both parties (the "Predetermined Price") amounted to RMB3,000 million. Right after the gold was leased to the Company, the Group sold them via BOCOM at the Predetermined Price and received cash of RMB3,000 million. The Company has paid an upfront lease fee amounting to RMB86.4 million at the beginning of the lease period. Upon the expiry of the leasing term, the Company shall purchase the same amount of gold with fineness of Au99.99 from BOCOM at the Predetermined Price pursuant to the general hedging agreement, and return the standard gold with same quality as those under the gold lease agreements.

The directors of the Company are of view that the gold leasing operational agreement, gold leasing agreements and the general hedging agreement are planned, determined and operated as an integrated transaction, through which the Group is free from the risks of gold price fluctuations, and therefore, should be accounted for as loans from BOCOM with fixed interest rates.

103

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

11.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:	(continued)

	(g)	Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2016, a summary of these pledged assets was as follows:

	30 June 2016	31 December 2015

Property, plant and equipment (note 7)	6,103,634	6,102,859
Land use rights	185,622	257,610
Intangible assets (note 7)	1,026,368	1,241,057
Investment in an associate (note 8)	392,954	421,270
Notes receivable (note 9)	-	26,500
Trade receivables (note 9)	-	360,000

	7,708,578	8,409,296

As at 30 June 2016, in addition to the loans and borrowings which were pledged by the above assets, the current portion of long-term loans and borrowings amounting to RMB861 million (31 December 2015: RMB882 million) and the non-current portion of long-term loans and borrowings amounting to RMB8,421 million (31 December 2015: RMB10,384 million) were secured by the contractual right to charge users for electricity generated in the future.

Besides, no short-term loan (31 December 2015: RMB55 million) was secured by intra-group trade receivables. In addition, as at 30 June 2016, the current portion of long-term loans and borrowings amounting to RMB10 million (31 December 2015: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB1,662 million (31 December 2015: RMB1,667 million) were secured by the Company's investment in a 70.82% owned subsidiary, Ningxia Energy.

104

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

12.	FINANCE LEASE PAYABLE

As disclosed in note 7, the Group leased back certain machineries under finance lease with the lease term of one to five years.

At 30 June 2016, the total future minimum lease payments under finance lease and their present values were as follows:

	Minimum lease payments		Present value of minimum lease payments

	30 June 2016	31 December 2015	30 June 2016	31 December 2015

Amounts payable:
Within one year	1,961,161	1,815,657	1,652,633	1,511,161
In the second year	1,835,506	1,803,103	1,602,308	1,533,730
In the third to fifth years, inclusive	3,490,091	3,751,049	3,463,338	3,611,147

Total minimum finance lease payment	7,286,758	7,369,809	6,718,279	6,656,038

Future finance charges	(568,479)	(713,771)

Total net finance lease payables (note 11)	6,718,279	6,656,038

Portion classified as current liabilities (note 11)	(1,652,633)	(1,511,161)

Non-current portion	5,065,646	5,144,877

105

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

13.	TRADE AND NOTES PAYABLES

	30 June 2016	31 December 2015

Trade payables	6,747,368	7,785,562
Notes payable	5,705,403	6,720,576

	12,452,771	14,506,138

As at 30 June 2016, the ageing analysis of trade and notes payables was as follows:

	30 June 2016	31 December 2015

Within 1 year	11,831,351	14,014,456
Between 1 and 2 years	392,256	248,509
Between 2 and 3 years	81,860	55,067
Over 3 years	147,304	188,106

	12,452,771	14,506,138

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payment.

106

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

14.	SELLING AND DISTRIBUTION EXPENSES

An analysis of selling and distribution expenses is as follows:

	For the six months ended 30 June

	2016	2015
		(restated)

Transportation and loading expenses	703,056	599,968
Packaging expenses	104,683	130,203
Port expenses	23,471	43,222
Employee benefit expenses	33,031	29,609
Warehouse and other storage fees	5,045	25,260
Marketing and advertising expenses	1,335	2,885
Depreciation of non-production property, plant and equipment	5,080	12,892
Sales commissions and other handling fees	21,145	6,044
Others	49,583	39,670

	946,429	889,753

107

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

15.	GENERAL AND ADMINISTRATIVE EXPENSES

An analysis of general and administrative expenses is as follows:

	For the six months ended 30 June

	2016	2015
		(restated)

Employee benefit expenses	597,530	459,422
Taxes other than current income tax expense (Note)	269,737	293,558
Depreciation of non-production property, plant and equipment	81,885	90,502
Amortisation of land use rights and leasehold land	40,428	47,852
Operating lease rental expenses	60,614	52,885
Travelling and entertainment	24,528	34,476
Utilities and office supplies	11,059	13,454
Pollutants discharge fees	14,201	7,395
Repairs and maintenance expenses	11,754	13,775
Insurance expenses	8,428	10,013
Legal and other professional fees	15,114	6,022
Others	82,544	196,131

	1,217,822	1,225,485

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax, stamp duty, business tax, urban maintenance and construction tax and educational surcharges.

108

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

16.	OTHER INCOME AND GAINS, NET

(a)	Other income

For the six months ended 30 June 2016, government grants amounting to RMB433 million (for the six months ended 30 June 2015: RMB666 million) were recognised as income for the period necessary to compensate the costs and the Group's development, etc. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other gains, net

	For the six months ended 30 June

	2016	2015

Gain on disposal of investments in associates	116,224	767,828
Realised (loss)/gain on futures, forward and option contracts, net (Note)	(490,818)	191,676
Unrealised loss on futures, forward and option contracts, net (Note)	(23,548)	(236,661)
Gain on disposal of the Environmental Protection Business (note 5)	571,270	-
Gain on disposal of property, plant and equipment, net	197,444	21,126
Gain on short-term investments	15,394	35,772
Others	47,179	125,164

	433,145	904,905

Note:	None of these futures, forward and option contracts are designated as contracts under hedge accounting.

109

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

17.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June

	2016	2015
		(restated)

Interest income	(397,936)	(389,628)

Interest expense	2,479,864	3,248,961
Less: interest expense capitalised in property, plant and equipment	(174,149)	(225,769)

Interest expense, net of capitalised interests	2,305,715	3,023,192
Amortisation of unrecognised finance expenses	183,946	76,155
Exchange (gain)/loss, net	(11,605)	34,437

Finance costs	2,478,056	3,133,784

Finance costs, net	2,080,120	2,744,156

Capitalisation rates during the period	4.54% to 6.00%	5.60% to 7.10%

110

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

18.	INCOME TAX (EXPENSE)/CREDIT

	For the six months ended 30 June

	2016	2015

Current income tax expense
- PRC enterprise income tax	(63,263)	(163,093)

Deferred income tax (expense)/credit	(89,140)	199,579

	(152,403)	36,486

19.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic earnings per share is calculated by dividing the adjusted profit attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the parent for the after-tax amounts of cumulative distribution reserved for the period of other equity instruments, which were issued by the Group and classified as equity instrument.

111

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

19.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	(a)	Basic (continued)

	For the six months ended 30 June

	2016	2015
		(restated)

Profit attributable to owners of the parent (RMB)	57,448,082	1,543,048
Other equity instruments' distribution	(54,849,315)	-

Profit attributable to ordinary equity holders of the parent (RMB)	2,598,767	1,543,048
Weighted average number of ordinary shares in issue	14,903,798,236	13,639,430,421

Basic earnings per share (RMB)	0.0002	0.0001

(b)	Diluted

The diluted earnings per share amounts for the six months ended 30 June 2016 and 2015 were the same as the basic earnings per share amounts as the Group had no potential dilutive share.

20.	DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2016 (for the six months ended 30 June 2015: nil).

112

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

		For the six months ended 30 June

	Notes	2016	2015
			(restated)

Cash flows generated from operating activities

Profit before income tax		498,200	142,583
Adjustments for:
Share of profits and losses of joint ventures	8	93,121	(60,332)
Share of profits and losses of associates	8	(88,609)	(123,353)
Depreciation of property, plant and equipment	7	3,311,936	3,448,207
Gain on disposal of property, plant and equipment	16	(197,444)	(21,126)
Gain on disposal of the Environmental Protection Business	16	(571,270)	-
Amortisation of intangible assets	7	119,806	117,962
Amortisation of land use rights and leasehold land		40,428	47,852
Amortisation of prepaid expenses		20,337	27,725
Realised and unrealised losses on futures, option and forward contracts		514,366	44,985
Gain on disposal of investments in associates		(116,224)	(767,828)
Amortisation of government grants related to assets		(107,363)	(59,845)
Interest income		(152,333)	(154,145)
Finance costs	17	2,478,056	3,133,784
Gain on short-term investments in available-for-sale financial investments		(15,394)	(35,772)
Changes in special reserves		23,718	36,213

		5,851,331	5,776,910

113

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (CONTINUED)

		For the six months ended 30 June

	Notes	2016	2015
			(restated)

Cash flows generated from operating activities (continued)

Changes in working capital:
Decrease/(increase) in inventories		935,698	(1,086,193)
Increase in trade and notes receivables		(1,624,605)	(1,218,690)
Decrease/(increase) in other current assets		822,521	(772,160)
Increase in restricted cash		(119,146)	(367,478)
Increase in other non-current assets		(108,719)	(374,351)
(Decrease)/increase in trade and notes payables		(2,061,392)	1,052,416
Increase in other payables and accrued expenses		263,686	8,366
Decrease in other non-current liabilities		(3,894)	(11,515)

Cash generated from operations (Note (i))		3,955,480	3,007,305

PRC enterprise income tax paid		(59,365)	(161,968)

Net cash flows generated from operating activities		3,896,115	2,845,337

Non-cash transactions of investing activities and financing activities

Capital injection in an associate (Note (ii))		283,151	-
Capital injection in a joint venture (Note (iii))		20,000	-
Assets swap (Note (iv))		176,322	-
Receivables offset against payables (Note (v))		76,624	-

114

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

21.	NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (CONTINUED)

Notes:

(i)	The cash inflows from the derecognised notes receivable which are discounted to banks are included in the cash flows generated from operating activities.

(ii)

As disclosed in note 8(ii), the Company made a capital injection to Chinalco Capital by the 15% equity interest held by the Company in ABC-CA, for which the fair value as at the capital injection date is RMB283.15 million.

(iii)	As disclosed in note 8(i), Ningxia Energy converted its notes receivable amounting to RMB20 million due from Yinxing Power into capital injection.

(iv)

As disclosed in note 4, Chalco Shandong completed the business acquisition from Shandong Aluminum. As part of the consideration, the book value of the net assets disposed by Chalco Shandong was RMB176.32 million.

(v)	In June 2016, Chalco Shangdong and Shandong Aluminum entered into an agreement to offset receivables and payables arisen from investing activities by RMB77 million.

(vi)	For the six months ended 30 June 2016, the Group endorsed notes receivable amounting to RMB15,946 million for settlement of purchasing products and receiving services.

22.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	30 June 2016	31 December 2015

Contracted, but not provided for	7,946,481	7,770,944

115

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

22.	COMMITMENTS (CONTINUED)

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at 30 June 2016 pursuant to non-cancellable lease agreements entered into by the Group were summarised as follows:

	30 June 2016	31 December 2015

Within one year	476,638	561,028
In the second to fifth years, inclusive	1,704,870	2,167,718
After five years	11,495,969	15,088,512

	13,677,477	17,817,258

(c)	Other capital commitments

As at 30 June 2016, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2016	31 December 2015

Joint ventures	204,800	244,800
Associates	1,492,475	1,492,475

	1,697,275	1,737,275

116

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June

	2016	2015

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	4,877,313	3,749,704
Associates of Chinalco	355,313	74,824
Joint ventures	204,860	44,228
Associates	337,287	918,869

	5,774,773	4,787,625

Provision of utility services to:
Chinalco and its subsidiaries	192,267	160,135
Associates of Chinalco	4,415	7,305
Joint ventures	2,811	-
Associates	272	263

	199,765	167,703

117

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

	For the six months ended 30 June

	2016	2015

Provision of goods and services:

Provision of engineering, construction and supervisory services to:
Chinalco and its subsidiaries	96,051	28,074
Joint ventures	27,080	-

	123,131	28,074

Rental revenue of land use rights and buildings from:
Chinalco and its subsidiaries	16,471	12,833

118

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

	For the six months ended 30 June

	2016	2015

Purchases of goods and services:

Purchase of engineering, construction and supervisory services from:
Chinalco and its subsidiaries	360,494	668,926

Purchases of key and auxiliary materials, equipment and finished goods from:
Chinalco and its subsidiaries	588,411	715,757
Associates of Chinalco	-	126,461
Joint ventures	1,549,931	742,407
Associates	20,788	394,959

	2,159,130	1,979,584

119

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

	For the six months ended 30 June

	2016	2015

Purchases of goods and service: (continued)

Provision of social services and logistics services by:
Chinalco and its subsidiaries	123,986	160,393

Provision of utility services by:
Chinalco and its subsidiaries	203,519	247,958
Joint ventures	1,709	-
Associates	850	-

	206,078	247,958

Provision of products processing service by:
Chinalco and its subsidiaries	-	30,889

Rents for land use rights and buildings charged by:
Chinalco and its subsidiaries	245,314	287,926

120

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

	For the six months ended 30 June

	2016	2015

Other significant related party transaction:

Borrowings from a subsidiary of Chinalco	915,000	1,079,000

Interest expenses on borrowings from a subsidiary of Chinalco	104,302	34,389

Entrusted loans and other borrowings to:
Joint ventures	-	40,000

Interest income on entrusted loans and other borrowings to:
Joint ventures	30,729	6,871

Proceeds from sales of property, plant and equipment under sale and finance leaseback contracts:
A subsidiary of Chinalco	840,036	-

Finance lease payments under sale and leaseback contracts:
A subsidiary of Chinalco	301,295	55,394

121

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

Other transactions with related parties

As at 30 June 2016, the financial guarantees provided by the Group to joint ventures and an associate were RMB353 million (31 December 2015: RMB358 million).

As at 30 June 2016, the financial guarantees provided by certain subsidiaries of Chinalco for certain bank loans of the Group were RMB8 million (31 December 2015: RMB12 million) as further detailed in note 11(e).

For the six months ended 30 June 2016, the notes receivable discounted to a subsidiary of Chinalco was RMB200 million (for the six months ended 30 June 2015: RMB22 million).

For the six months ended 30 June 2016, the interest income from the unpaid disposal proceeds from Chinalco and its subsidiaries was RMB135 million (for the six months ended 30 June 2015: RMB156 million).

As disclosed in note 4, on 1 January 2016, Chalco Shandong swapped certain assets and liabilities to acquire a business from Shandong Aluminum, which constituted a related party transaction.

As disclosed in note 5, on 30 June 2016, the Group transferred the Environmental Protection Business to Aluminum SPC, which constituted a related party transaction.

As disclosed in note 7, on 31 March 2016, Chalco Shandong, Chalco Henan Branch and Chalco Shanxi Branch disposed of certain assets to subsidiaries of Chinalco, which constituted related party transactions.

122

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(a)	Significant related party transactions (continued)

Other transactions with related parties (continued)

The Group has entered into 4 sale and leaseback contracts with Chinalco Financial Leasing Co., Ltd. () , a subsidiary of Chinalco, during the period, under which certain property, plant and equipment are sold and leased back with total proceeds amounting to RMB840 million. The lease terms ranged from 1 to 5 years with purchase right at the end of the leases at prices much lower than the fair values of the assets. The interest rates are determined by the prevailing loan interest rate marked up by 10%. In the opinion of the directors of the Company, the above sale and leaseback constitute finance leases.

For the six months ended 30 June 2016, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2016 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

Significant commitments with related parties

Save as the commitments disclosed in note 22(c), the Group had no other significant related party commitments.

123

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(b)	Key management personnel compensation

	For the six months ended 30 June

	2016	2015

Fees	364	273
Basic salaries, housing fund, other allowances and benefits in kind	684	1,107
Pension costs - defined contribution schemes (Note)	31	104

	1,079	1,484

Notes:	The Group provided pension to key management personnel in accordance with the regulation of the Beijing Social Security Bureau.

124

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(c)	Balances with related parties

Other than those disclosed elsewhere in the condensed consolidated financial statements, the outstanding balances with related parties as at 30 June 2016 were as follows:

	30 June	31 December
	2016	2015

Cash and cash equivalents
A subsidiary of Chinalco	7,798,559	7,585,515

Trade and notes receivables
Chinalco and its subsidiaries	1,147,003	857,742
Associates of Chinalco	35,350	23
Joint ventures	36,451	28,268
Provision for impairment of receivables	(78,934)	(125,694)

	1,139,870	760,339

Other current assets
Chinalco and its subsidiaries	4,943,127	4,852,181
Joint ventures	2,514,756	1,438,938
Provision for impairment of other current assets	(27,720)	(49,014)

	7,430,163	6,242,105

125

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(c)	Balances with related parties (continued)

	30 June	31 December
	2016	2015

Other non-current assets
Chinalco and its subsidiaries	2,740,733	4,252,776
Associates	111,846	111,846
Joint ventures	410,034	409,251

	3,262,613	4,773,873

Borrowings
Chinalco and its subsidiaries	6,328,065	6,070,365

Trade and notes payables
Chinalco and its subsidiaries	280,807	481,006
Joint ventures	22,952	160,215

	303,759	641,221

Other payables and accrued liabilities
Chinalco and its subsidiaries	1,151,515	1,281,120
Associates of Chinalco	12,866	171
Associates	-	1,019
Joint ventures	41,676	62,613

	1,206,057	1,344,923

126

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

	(c)	Balances with related parties (continued)

As at 30 June 2016, included in long-term loans and borrowings and short-term loans and borrowings were borrowings payable to other state-owned enterprises amounting to RMB31,954 million (31 December 2015: RMB31,345 million) and RMB57,009 million (31 December 2015: RMB50,794 million), respectively.

All the balances were unsecured except for the entrusted loans, and all the balances were interest-free except for receivables arising from disposal of subsidiaries, business and assets.

	(d)	Commitments with related parties

As at 30 June 2016, except for the other capital commitments disclosed in note 22 to these financial statements, the Group had no significant commitments with other related parties.

127

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT

	24.1	Financial risk management

		(a)	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2015.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

		(b)	Liquidity risk

Compared to 31 December 2015, there was no material change in the contractual undiscounted cash outflows for financial liabilities, except for the net decrease in short-term loans and borrowings amounting to RMB1,023 million and the net decrease in long-term loans and borrowings amounting to RMB291 million, respectively.

128

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.1	Financial risk management (continued)

		(b)	Liquidity risk (continued)

As at 30 June 2016, the Group had total banking facilities of approximately RMB152,135 million, of which amounts totalling RMB77,217 million have been utilised as at 30 June 2016. Banking facilities of approximately RMB62,944 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 30 June 2016, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD120 million (equivalent to RMB795.74 million) (31 December 2015: USD120 million (equivalent to RMB799.23 million)), of which USD83 million (equivalent to RMB552.26 million) (31 December 2015: USD58 million (equivalent to RMB376.28 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

		(c)	Market risk

The Group's market risk mainly relates to the foreign currency risk, interest rate risk and commodity price risk. There have been no changes in the risk management department or in any risk management policies since the last year end. Compared to the last year end, there was no material change in the status of market risk.

129

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.2	Financial instruments

Fair values

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2016:

	Carrying amount	Fair value

Financial assets
Current
Trade and notes receivables	6,577,937	6,577,937
Financial assets at fair value through profit or loss	1,391	1,391
Restricted cash and time deposits	1,853,885	1,853,885
Cash and cash equivalents	18,724,058	18,724,058
Available-for-sale financial investments	17,720	17,720
Financial assets included in other current assets	11,043,085	11,043,085

	38,218,076	38,218,076

130

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.2	Financial instruments (continued)

Fair values (continued)

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2016: (continued)

	Carrying amount	Fair value

Non-current
Available-for-sale financial investments	330,596	330,596
Financial assets included in other non-current assets	4,570,472	4,711,680

	4,901,068	5,042,276

	43,119,144	43,260,352

Financial liabilities
Current
Financial liabilities at fair value through profit or loss	128,343	128,343
Interest-bearing loans and borrowings	60,423,612	60,423,612
Financial liabilities included in other payables and accrued expenses	7,901,908	7,901,908
Trade and notes payables	12,452,771	12,452,771

	80,906,634	80,906,634

131

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.2	Financial instruments (continued)

Fair values (continued)

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2016: (continued)

	Carrying amount	Fair value

Non-current
Interest-bearing loans and borrowings	46,410,748	45,655,210
Financial liabilities included in other non-current liabilities	800,336	800,336

	47,211,084	46,455,546

	128,117,718	127,362,180

132

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.2	Financial instruments (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2016	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Financial assets at fair value through profit or loss:
Futures contracts	1,391	-	-	1,391
Available-for-sale financial investments	260,096	17,720	-	277,816

	261,487	17,720	-	279,207

133

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (CONTINUED)

	24.2	Financial instruments (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at 30 June 2016	Fair value measurement using

	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Financial liabilities at fair value through profit or loss:
Futures contracts	125,756	-	-	125,756
European options contracts	-	2,587	-	2,587

	125,756	2,587	-	128,343

During the six-month period ended 30 June 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

134

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

25.	CONTINGENT LIABILITIES

As at 30 June 2016, the Group had no significant contingent liabilities.

26.	EVENTS AFTER THE REPORTING PERIOD

In addition to the subsequent events disclosed elsewhere in the interim financial statements, the significant subsequent events are as follows:

On 28 June 2016, the first meeting of the sixth session of the board of directors of the Company considered and approved the participation in the bidding for 60% of the equity interests of Chinalco Shanghai Company Limited () ("Chinalco Shanghai"), which is a subsidiary of Chinalco. On 5 August 2016, the Company submitted the letter of intent in respect of the equity acquisition to Shanghai United Assets and Equity Exchange. On 8 August 2016, the Company was affirmed as the acquirer of the equity interest in Chinalco Shanghai, with the final bidding price of RMB2,114 million. On the same day, the Company officially entered into an equity transfer agreement with Chinalco subject to conditions precedent. The transaction is still pending for the 2016 second extraordinary general meeting of the Company to be convened on 6 September 2016 to consider and approve.

On 27 July 2016, the Company completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in January 2017 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.73%.

On 8 August 2016, the Company completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in May 2017 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.55%.

135

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended 30 June 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

27.	COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combination under common control as disclosed in note 4.

28.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 25 August 2016.

136

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary